08047116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of: May, 2008

Commission File Number: 333-148909

OPTI CANADA INC.
(Translation of registrant's name into English)

2100, 555-4th Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2008

OPTI CANADA INC.

By:____________________

Name: David Halford

Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Annual Report to Shareholders.

OPTI
CANADA INC.



first oil


1
9
8
7

1 SAGD Well Pads
The Long Lake Project has 81 well pairs on 10 well pads designed to produce 72,000 barrels per day (bbl/d) of bitumen. Bitumen and water produced from the well pairs are separated, with the bitumen travelling to the Upgrader and 90 percent of the water converted to steam and recycled into the reservoir.

2 Once-Through Steam Generators (OTSG)
Boiler feed water from the produced water treatment system is received and processed here to generate steam for the Project. The four OTSGs, combined with the cogeneration plant, provide the steam capacity required for the Project.

3 Cogeneration Plant
This 170-megawatt facility will produce 60 percent of the steam for SAGD use as well as electrical power for on-site use and third party sales.

4 Main Plant Utilities
This silo provides heat and steam to the Upgrader.

5 OrCrude™ Unit
The OrCrude™ unit, containing proven upgrading equipment and technologies in a unique configuration, processes the entire bitumen barrel into two streams: a partially upgraded, 20° API synthetic crude oil and asphaltenes.


6
3
4
2
5

6 Air Separation Unit
The high purity oxygen required as part of the gasification process is produced in this silo by the compression and liquefaction of air from the atmosphere.

7 Gasifier
The asphaltene stream is fed to this four-train unit. Each train has 33 percent capacity and will produce the syngas that is expected to supply over 75 percent of our natural gas requirements as well as the hydrogen that is fed to the hydrocracker.

8 Hydrocracker
This unit converts the 20° API partially upgraded product to 58,500 bbl/d of 39° API, high-quality sweet synthetic crude and other products.

9 Sulphur Recovery Unit
Sour gas and water streams are treated here to remove sulphur as a liquid product for sale. The unit is designed to remove more than 99.7 percent of the total sulphur fed to the Upgrader.



^ OPTI's team of control room operators have been immersed in virtual operating simulations and training for the past 18 months in order to be thoroughly prepared for the safe start-up of the OPTI-operated Upgrader in 2008.

Commissioning is well-advanced. Start-up of Long Lake's Phase 1 facility – Canada's fourth and next major integrated oil sands project – is scheduled for mid-2008. All of OPTI's employees are ready for the challenge of starting up this new state-of-the-art oil sands upgrading complex, which is expected to produce premium synthetic crude for 40 years. Our proprietary OrCrude™ process positions us to have one of the lowest operating cost structures of any integrated projects in the oil sands sector. Once the facility is ramped up to peak production, we expect to produce 72,000 barrels per day of bitumen from our 81 steam assisted gravity drainage (SAGD) well pairs. Our integrated upgrading solution is designed to upgrade the bitumen into 58,500 barrels per day of one of the highest quality synthetic crude oils ever produced from the Athabasca oil sands.




DANGER HIGH VOLTAGE

OPTI is now poised to make an important transition – moving from Phase 1 construction through commissioning, start-up and into production of the Long Lake Project's first oil.



^ James M. Stanford, O.C., Chairman

Dear Fellow Shareholders:

OPTI Canada Inc. made good progress throughout 2007, in the midst of an environment that presented considerable challenges. Despite several hurdles presented by the inflationary cost environment permeating the global energy construction sector, OPTI is now poised to make an important transition – moving from Phase 1 construction that has dominated the past four years, through commissioning, start-up and into production of the Long Lake Project's first oil. Successfully navigating this shift to start-up and operations is a top priority for all of us this year.

From a shareholder perspective, this is good news indeed. OPTI is expected to generate its first bitumen-based cash flow in 2008 and, as the Upgrader commissioning proceeds and production ramps up, the Company will begin to take on the long-term production orientation that is key to extracting value from our massive resource base. OPTI is positioned to play a major role in seeing Alberta's unmineable bitumen resources recovered through steam assisted gravity drainage (SAGD) and upgrading them into the highest quality synthetic crude ever made from the Athabasca oil sands. And, we plan to accomplish this with one of the lowest operating cost structures among Alberta's oil sands producers.

With our primary focus squarely on start-up of Phase 1, we are continuing to define and delineate the next phase of our growth. We've continued building our comprehensive seismic and drilling database over the past winter drilling season, providing more insight into the reservoir we will be exploiting for Phase 2 and beyond. From the Board's perspective, being well-informed with a deep understanding of our significant resource base is essential to our ability to steer the next phase of OPTI's growth.

OPTI's Board of Directors experienced a transition of its own in 2007, with the addition of two more independent directors now serving the Company. As Chairman, I was pleased to formally welcome Dr. James van Hoften and Mr. Samuel Spanglet to the OPTI Board in 2007. Both men bring a wealth of relevant, high-level experience to the leadership table, particularly in large project planning, engineering, operations and management and we look forward to their contributions.

As well, two long-standing Board members chose to retire in 2007. I'd like to extend our sincere appreciation to Mr. Geoffrey Cumming and Mr. Don Garner for their strong and active service on behalf of shareholders. Mr. Cumming played an integral role in financing and recruiting engaged, effective Board members to the Company. Mr. Garner was one of the initial independent directors when OPTI was private and was instrumental in developing OPTI's strong governance practices.

In 2007, OPTI's Board introduced an annual self-assessment program for our members. This evaluation tool and process is intended to help us continuously improve our performance as directors, as we continue to work collectively towards delivering excellence in corporate governance.

As we move forward into 2008, the Board would like to express our confidence in OPTI's senior management. We recognize their diligent work to meet and overcome some big challenges in 2007, as well as in previous years, and it's because of their dedication and commitment that OPTI and the Long Lake Project have progressed to this point. As mentioned previously, our focus certainly will be on the successful commissioning, start-up and transitioning of OPTI into production mode this year. We are also preparing to be in the position to sanction Phase 2 of the Project before year-end.

Looking ahead, we recognize that there won't be any shortage of future challenges to meet and overcome. However, we believe OPTI is more than equipped to meet them. Our business strategy of developing repeatable integrated in-situ oil sands projects with our unique upgrading process remains unchanged. With Phase 1 nearing start-up, both the Long Lake Project and the Company are extremely well-positioned. Management has been successful in creating a sound financial structure for the organization, which bodes well as we plan for the second phase of development. We have a very strong, collaborative relationship with our joint venture partner, Nexen Inc. We appreciate and thank OPTI employees for their hard work. And, we're encouraged by the steady demand for crude oil and continued strong commodity prices. It is looking like a very opportune time to be starting up a facility capable of producing almost 60,000 barrels per day of high quality synthetic crude and we look forward to this milestone with great anticipation.

James M. Stanford, O.C.
Chairman

February 22, 2008



OPTI employees are conducting inspections of valves, vessels, pipes and control systems in the Long Lake Upgrader as the facility is readied to receive process streams and produce first oil.

Due to our proprietary integrated OrCrude™ process, we are positioned to have one of the lowest operating costs among integrated projects in the oil sands sector.



^ **Sid Dykstra**, President and Chief Executive Officer

Focused on First Oil

As shareholders, you are already aware that 2007 was not easy for OPTI or the Long Lake Project. Cost, construction schedule and labour productivity and availability issues occupied much of the past year. However, we kept moving forward, addressing the issues, developing solutions, managing the Project and remaining focused on first production of our premium synthetic crude oil. I know every one of OPTI's nearly 400 employees, at our plant site and in our Calgary office, continues to concentrate on this overarching deliverable for 2008. All of us are putting forth the energy and hard work that it's going to take to achieve this major milestone.

As we look forward, I'd like to review our five key priorities for 2008 with you, so you can better appreciate each step that will bring us closer to first oil and provide the foundation for OPTI's future growth.

They are:

- **Complete Long Lake Phase 1 Upgrader construction;**
- **Safely commission and start up the OPTI-operated Upgrader;**
- **Establish reliable Upgrader operations;**
- **Meet financial objectives for cash flow and operating costs; and**
- **Advance future phases of development.**

Complete Long Lake Phase 1 Upgrader construction SAGD construction was successfully completed in 2007, ahead of the Upgrader to provide time for the reservoir to heat up and ramp up bitumen production. We have begun converting our first wells to production mode and expect SAGD bitumen volumes to ramp up fairly quickly, reaching 50 percent production near mid-year in preparation for Upgrader start-up. We project that we will achieve full SAGD production rates in 2009. We expect to reach one of our first milestones in 2008 with completion of the Upgrader construction by the end of the first quarter. Three of the main units – the OrCrude™ unit, the hydrocracker, and the main utilities plant – were mechanically complete earlier in 2007. The gasification and air separation units were essentially complete at the end of 2007. Commissioning and start-up activities are well-advanced in these silos. In late 2007, we were able to complete a significant amount of construction on the unit that had been our "problem child" – the sulphur recovery plant – and now we are focused on getting to first oil. Two areas of the Project with ongoing construction are the steam expansion and soot processing facilities, which will be completed following Upgrader start-up, as planned. Both of these are forecast to be completed in the last half of 2008. Our safety record through construction has been excellent and is a real credit to everyone who has been involved in building this incredible facility.

Conduct safe start-up Our attention is now focused on conducting a safe, successful start-up. This is where we'll be spending the majority of our time during the first half of this year, in the midst of a highly connected and complex series of sequential processes. We will take the time necessary to get our Upgrader ready to operate at its full and proper potential.

Starting up a brand new facility is exciting. Lots of people are involved and lots of activity is occurring throughout the site. Every valve, vessel and control system in the OPTI Upgrader is under intense scrutiny. Steam and air blows are being conducted on the large piping systems. Boilers and other components are being tested to ensure they are ready to receive the streams they were designed to process. Operations personnel are going through every system to ensure that every piece of equipment functions optimally. And people at ground level in the plant are in constant communication with the OPTI Upgrader control room operators. It's critically important that these teams understand the facility inside and out for effective and safe operations, and that's why this coordinated and collaborative effort is essential.

Another important part of safe start-up has a lot to do with practice. For more than 18 months now, the OPTI Upgrader has already been up and running on a process operator software system that simulates plant operations, creating a virtual operating environment. We've successfully assembled a team of operating personnel who have participated in extensive training and preparation. Many of the people who start up the plant will be the people who will run it once first oil begins moving through the facility.

Establish reliable Upgrader operations As I've already mentioned, start-up is a lengthy, involved process, not a one-time flip of a switch. A safe and methodical start-up is fundamental to our ability to move to the next level, which is reaching and maintaining operations at a steady, reliable rate. From there, our operations team will incrementally ramp-up the facility until it attains its full upgrading capacity output of about 60,000 barrels per day of high-quality synthetic crude oil. We have built a world-class asset with a 40-year operating life span in front of it. First oil is expected in mid-2008, and the ramp-up period for upgrading complexes like ours is typically 12 to 18 months. We are targeting ramp-up to full production in the latter part of 2009.

Meet financial objectives Of course, this is the moment we've all been waiting for. In 2008, we anticipate reaching an important milestone in our Company's history – first sales of our premium synthetic crude and first operating income. We don't make a practice of predicting oil price movements, as we recognize the volatility that characterizes the energy commodity market. However, we are looking forward to selling our premium product into what is currently a favourable oil price environment.

One of the most attractive things about the Long Lake Project is its anticipated operating cost structure. Due to our proprietary integrated OrCrude™ process, we are positioned to have one of the lowest operating costs among integrated projects in the oil sands sector. This advantaged cost structure is why we believe OPTI will generate strong netbacks in any foreseeable oil price environment.

Our recent experience in the overheated and inflationary construction environment – which has been experienced not only in the oil sands but in energy projects around the world – has reinforced how important it is to manage our capital in a prudent manner. As we prepare to move into the next phase of OPTI's evolution, we have a solid, well-financed and stable financial platform with a legacy cash flow generating asset from which to build.

Advance future phases Once the Long Lake facility is up and running and generating cash flow, our final priority for 2008 is to be positioned for sanctioning Phase 2 as well as to advance our future phases. We're carefully considering our experience building Phase 1 and asking ourselves a lot of questions. Chief among them is, "What's the best way to build projects in a rapidly accelerating cost environment?" We have recent, relevant experience to apply to this challenge, recognizing that the last three to five years in the oil sands have been very different from the previous 10. We're well-positioned to leverage this learning and apply it to our staged expansion plans.

Our concept for Long Lake's Phase 2 is very similar to Phase 1, with some adjustments to provide the potential for future carbon dioxide (CO_2) capture. Throughout 2008, we will be developing cost estimates, execution strategies and schedules.



^ Bringing a facility of the size and scope of the Long Lake Project online is a highly coordinated, complex series of processes involving close collaboration and teamwork from everyone on site.

The planning and regulatory approvals required for these projects take a great deal of work and time to complete. As such, we are already actively planning for Phases 3 through 6. Our 2007 and 2008 drilling programs are planned on all three of our leases – Long Lake, Leismer and Cottonwood – to be prepared for development of our future projects.

Moving forward There are, of course, a number of other variables that OPTI must consider when contemplating substantial capital investment decisions. One of these is the requirement for more certainty regarding provincial and federal greenhouse gas emissions regulations. CO_2 capture and sequestration may be one of the ways to meet the requirements to reduce greenhouse gases. We believe the Long Lake Project is positioned to be one of the leaders in the field by having gasification as an integral part of our process, as it provides us with the opportunity to capture CO_2 out of a high pressure concentrated stream. Of course, capturing CO_2 is only one piece of the puzzle. Our industry as a whole, in conjunction with government, must find ways to move and sequester the CO_2 effectively and economically. OPTI is actively participating in industry groups evaluating CO_2 pipeline and sequestration opportunities.

In the last part of 2007, the provincial government announced changes to the royalty regime for oil sands producers. OPTI remains well-positioned in terms of meeting some of the government's objectives of adding value in Alberta. Our process uses the entire barrel of bitumen, brings new technology and results in the highest quality oil currently expected to be produced from the oil sands. We look forward to more certainty with respect to all the details of the provincial royalty regime including the bitumen pricing mechanism as well as potential incentives for upgrading in Alberta.

We expect that an active construction environment, labour shortages and inflationary pressures will continue to define the oil sands environment for some time to come. Still, we believe there is plenty of room for optimism. Alberta and Canada are great places to be doing business. We're encouraged by the strong commodity price environment. We have our experience from Phase 1 to apply to future phases, high-quality leases in place and planning well underway for the next stages of our Company's growth. Over the past few years, we've evolved from a start-up company to a significant oil sands player, and with our people, resources and technology, we are well-positioned for substantial future growth.

Finally, I'd like to extend a sincere thank you to all of the people who are responsible for the tremendous accomplishments thus far, including our shareholders, employees and contractors. We look forward to celebrating our "first oil" later this year.



Sid Dykstra
President and Chief Executive Officer

February 22, 2008
Sid Dykstra





q:a

What sets OPTI apart from other investment opportunities in the Canadian oil sands?

First is our proximity to start-up. We are Canada's next major oil sands project to become operational and that's an incredible accomplishment.

Second is our proprietary integrated OrCrude™ technology that is expected to bring a step-change to Canada's oil sands by upgrading bitumen to high-quality sweet synthetic oil with low operating costs. And this year our technology becomes a commercial reality.

By the end of this year, a significant amount of risk will be behind us. Phase 1 construction will be completed; commissioning and start-up will be behind us; and we'll know more about SAGD performance in terms of well rates and steam oil ratio (SOR).

Finally, we have experienced people in place who will have built and operated our integrated plant. We've got the people, the resources and are ready to go do it again with our phased development strategy. All of these factors make OPTI a compelling oil sands investment opportunity.



Why is OPTI confident that the Long Lake Project's OrCrude™ process will work as planned?



The OrCrude™ process is a new integration of well-proven refining technologies, the primary components being distillation, solvent deasphalting and thermal cracking. All are technologies with a very long history in the petroleum refining industry. We tested these technologies as a unit in our OrCrude™ demonstration plant, and the process worked as we expected.

The other main components of our integrated process, gasification and hydrocracking, are also extremely well-established refining technologies. We've licensed them from very reputable, long-standing vendors, who have many such units operating around the globe. So, from a technology risk standpoint, what we've done is taken proven technologies, combined them in an innovative way and then applied them to the Canadian oil sands business. As we start up, we get to show how these technologies work, operate and do what they're supposed to, so it's an exciting time.

< **Jim Arnold**, Chief Operating Officer

<< **Sid Dykstra**, President and Chief Executive Officer

q&a

Can you explain the increase in the capital cost estimate and schedule change for Long Lake Phase 1 this past year?

It was a combination of several interconnected factors. The very active construction environment, not only locally, but globally, and the resulting cost escalation directly impacted costs and further affected our ability to execute. We certainly did not have that degree of escalation built into our cost estimate for the Project. More work-hours were required to complete the job due to some increases in quantities and lower productivity, which led to delays to our construction schedule.

The good news though, is that the Long Lake Project is a high-quality asset and a delay on the front end doesn't fundamentally reduce the asset value of a facility with a 40-year life span.



What actions are you taking so the OPTI-operated Upgrader will start-up as expected?



It begins with our highly qualified and well-trained operations staff using state-of-the-art plant simulators to resolve issues prior to the Upgrader start-up. This is followed with a detailed turnover of piping and equipment from construction to operations and confirming that the systems are ready to go. To this we add rigorous, sequential and specific testing of each system and unit prior to start-up with our start-up specialists and licensors. This disciplined process is designed to reduce incidents and improve Upgrader start-up reliability and its ramp-up to full capacity in 2009. Our time frame for expected start-up is mid-2008, with commissioning activities already well-advanced in parallel with the final stages of construction. We expect our commissioning activities to be over 50 percent complete when construction is finished.

< **Peter Duda**, Vice President, Operations

<< **Dave Schleen**, Vice President, Major Projects

q:a

Have you been able to attract sufficient skilled personnel to run the OPTI-operated Upgrader?

Our operations team has done a great job recruiting skilled operating personnel by drawing people from not only the oil industry, but a lot of related industries like the sour gas, petrochemical and other process industries. We are fully staffed with about 220 employees to operate the Upgrader.

We are attracting the right people through the career opportunities we offer as a smaller company, our emphasis on building a training culture, our innovative relocation plans and our commitment to having OPTI's operations team be Fort McMurray-based. These strategies support our ability to grow our business internally, as a multi-phase company. And, we think being part of the local community, and having our employees raise their families locally is important to our long-term success.



Can you discuss Long Lake's reservoir quality and the steps you've taken to deal with potential uncertainties?



We have well-placed confidence in the quality of the Long Lake reservoir. OPTI and our partner have a geological data set that is unparalleled in terms of drilling density and seismic information.

The big questions are how much oil are we going to get out of each well, and what's the SOR going to be? Later this year, when we will have injected steam into the reservoir for several months, we expect to have much more information. We anticipate achieving a long-term SOR of approximately 3.0 based on detailed reservoir analysis and benchmarking to other SAGD operations.

In the interim, we've taken some very tangible steps to optimize output. We've added an additional well pad and extra steam capacity, and if the Upgrader capacity ramps up faster than anticipated, we have tied up third party bitumen to fill it. So we've de-risked some of these variables and we're ready to ramp up production.

< **Jamey Fitzgibbon**, Vice President, Resource Development

<< **Mary Bulmer**, Vice President, Human Resources and Corporate Services

How would you describe OPTI's financial position?

OPTI has a strong financial profile. We have raised close to equal amounts of debt and equity, which is, for a company with the asset base we have, prudent and warranted. I think as we look out over 2008 with start-up of Phase 1 and initial cash flows, with some of the de-risking that will occur, we'll be well set up for financing Phase 2. The facility we are about to start up is a long-life, high margin, investment-grade asset and considered extremely attractive to both equity and debt investors. I think we're in a very good position to approach the next stage of our growth.



David Halford, Chief Financial Officer >

What are your thoughts on CO_2 emissions and water use in the oil sands?

OPTI is committed to applying innovative approaches to these challenges. OPTI is the first to bring gasification to Canada's oil sands, which not only significantly reduces our reliance on natural gas – a clean fuel – but enables us to capture CO_2 out of a concentrated stream. We are spending significant time and effort to plan for potential capture of CO_2, and are actively participating in industry initiatives to identify suitable solutions for the capture, transport, distribution and long-term sequestration of CO_2. Prior to investing the significant capital required for these long-life projects, however, industry requires clarity surrounding long-term CO_2 regulations.

With respect to water use, our SAGD projects are designed to utilize non-potable, deep water sources as much as possible and recycle over 90 percent of the water. In addition, we are currently researching how to reduce fresh water used in cogeneration. We will continue to pursue creative and practical ways to preserve water and minimize fresh water consumption.



What are OPTI's key priorities for 2008?

We have five key priorities for the year:

- Complete Long Lake Phase 1 Upgrader construction;
- Safely start-up and commission the OPTI-operated Upgrader;
- Establish reliable Upgrader operations;
- Meet financial objectives for cash flow and operating costs; and
- Advance future phases of development.

It's a tremendous accomplishment to be where we are. Looking to the future, we have a vast resource base and possess what we believe to be the right combination of technology, people and financial framework to unlock the value of this significant asset.

With the proximity to first oil, OPTI is applying what we've learned and continuing to actively advance the next phases of our growth. We have abundant resources and are advancing our strategy to reach 180,000 bbl/d net to OPTI via a multi-stage expansion plan.



Raw Recoverable Bitumen
Millions of barrels


3,500
3,000
2,500
2,000
1,500
1,000
500
0

	04	05	06	07
→ Reserves	574	583	587	941
→ Resources	731	2,053	2,502	2,206

In 2007, based on the advanced nature of Phase 2, OPTI's reserve estimate increased to over 940 million barrels.

OPTI has a significant presence in the high-quality "fairway" of the Athabasca oil sands region. We have a 50 percent interest in over 385 sections of land primarily on three leases: Long Lake, Leismer and Cottonwood. We believe our existing lands will support approximately 360,000 bbl/d of Premium Sweet Crude (PSC)™ production (180,000 bbl/d net to OPTI) from six phases including Long Lake Phase 1. Based on current reserve and resource estimates, we believe there is potential for three phases at Long Lake, two phases at Leismer and one at Cottonwood.

We have an active delineation program underway, with drilling and 3-D seismic activities at Long Lake, Cottonwood and Leismer. The focus of these programs is to advance planning to support our multi-stage development plans.


Fort McMurray
1
Anzac
Long Lake Phase 1
Long Lake Phase 2
Enbridge/Cheecham Terminal
3
Cottonwood
2
Leismer
Conklin

1 **Long Lake is located approximately 42 kilometres southeast of Fort McMurray and is estimated by McDaniel & Associates to contain 941 million barrels of reserves and 704 million barrels of Contingent Resources on 98 sections of land.**

2 **Leismer is located about 64 kilometres southwest of Long Lake, and is estimated by McDaniel to contain 960 million barrels of Contingent Resources on 146 sections of land.**

3 **Cottonwood is located 32 kilometres southwest of Long Lake, and is estimated by McDaniel to contain 542 million barrels of Contingent and Prospective Resources on 141 sections of land.**

Reserves

McDaniel & Associates (or McDaniel), our resource evaluator, has prepared a report evaluating the bitumen reserves and synthetic oil reserves of the Long Lake leases effective December 31, 2007. The McDaniel report recognizes the inclusion of upgrading in our reserves. Most of the raw bitumen will be upgraded and sold as PSC™ and butane, and is shown as synthetic crude oil or butane reserves. Bitumen will be sold upon start-up of the SAGD operation prior to Long Lake Upgrader start-up, and thereafter during periods of Upgrader downtime, and is shown as bitumen reserves.

The following table shows our working interest in the raw bitumen reserves and the corresponding sales volumes at December 31, 2007, before deducting royalties and using forecast prices and costs.

2007		Gross Sales Volumes		
All volumes are millions of barrels	Raw bitumen	PSC™	Bitumen	Butane
Proved	268	202	16	3
Proved plus Probable	803	620	29	9
Proved plus Probable plus Possible [1]	941	729	31	10

Notes:

[1] Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the remaining quantities actually recovered will be greater than the sum of proved plus probable plus possible reserves.

Resources

In addition to estimating our reserves, McDaniel has estimated bitumen resources associated with the remainder of the Long Lake, the Leismer and the Cottonwood leases. A summary of the additional resource estimates on a net basis to us is shown below:

2007 All volumes are millions of barrels	Raw bitumen [1]
Remainder of Long Lake leases [2]	704
Leismer [2]	960
Cottonwood [3]	542
Total	2,206

Notes:

[1] These estimates represent the "best estimate" of our resources, are not classified or recognized as reserves, and are in addition to our disclosed reserve volumes. These resource estimates are categorized primarily as Contingent Resources, with some categorized as Prospective Resources. See Notes 2 and 3 below.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as Contingent Resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. There is no certainty that it will be commercially viable to produce any portion of the Contingent Resources

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

[2] The resource estimates for Leismer and Long Lake are categorized as Contingent Resources. These volumes are classified as resources rather than reserves primarily due to less delineation and the absence of regulatory approvals, detailed design estimates and near-term development plans.

[3] The estimate for Cottonwood is categorized as both Contingent and Prospective Resources. The estimate of 542 million barrels (MMbbl) is comprised of 247 MMbbl of Contingent Resources and 295 MMbbl of Prospective Resources. These Contingent Resource volumes are classified as resources rather than reserves primarily due to less delineation; the absence of regulatory approvals, detailed design estimates and near-term development plans; and less certainty of the economic viability of their recovery. In addition to those factors that result in Contingent Resources being classified as such, Prospective Resources are classified as such due to the absence of proximate delineation drilling.





OPTI strives to maintain an exceptional workplace – one that is energetic, vibrant and provides challenging, dynamic opportunities for our employees. Our way of doing business is based upon a strong and clearly defined set of corporate values, which have helped us navigate our way through the construction period for Phase 1 and will support the successful start-up and operation of the Long Lake Project.

OPTI believes that a great organization is constructed through open, honest and clear business practices that will continue to strengthen our reputation and the quality of our stakeholder relationships.

OPTI's management team and employees are committed to working within the parameters of our corporate values. We demonstrate pride and take responsibility for the work we do. Integrity and ethical decision making are hallmarks of OPTI's approach.

OPTI Canada's corporate values:

- → **We conduct our business** in a safe, responsible manner, demonstrating the highest corporate and personal ethics and integrity.
- → **We are innovative,** creative and passionate about our work and thrive on taking on big challenges.
- → **We are accountable** for our actions and take ownership of the work we perform.
- → **We apply and expand** our skills and knowledge to deliver the best business results.
- → **We balance** work and home life to sustain superior performance.
- → **We build** strong, long-term, collaborative relationships based on trust and mutual respect.

Our Oil Sands Project and the Environment

The Long Lake Project, OPTI's first major oil sands development, features a number of environmentally significant attributes that make it distinctive from other oil sands developments and will enable the Project to extract and upgrade bitumen in an integrated and environmentally responsible manner.

The Long Lake Project's integrated SAGD and Upgrader Phase 1 facility, using best-available technologies, will:

- **process, in its entirety, each barrel of bitumen we extract at our facility south of Fort McMurray. Our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification technologies, creates two streams: a high-quality synthetic crude and a synthesis gas (syngas). The syngas is created by using the heaviest part of the barrel. Other integrated projects typically turn this part of the barrel into petroleum coke that is disposed of or sold as low-value fuel;**

- **substantially reduce the amount of natural gas required to create steam for the SAGD operation through the use of syngas;**

- **generate lower life cycle CO_2 emissions than other combinations of insitu bitumen extraction, upgrading and refining;**

- **minimize our environmental footprint. The SAGD extraction process has a significantly smaller impact on wildlife and landscape than open-pit oil sands mining. Low impact seismic practices were used to delineate the property. A rigorous assessment of our Long Lake land base was conducted prior to development, with potential sensitivities inventoried, and this information was used to plan and choose the locations for the SAGD well pairs and upgrading facilities;**

- **generate substantially all of our electrical power needs and export surplus power to the provincial electricity grid;**

- **recover over 98 percent of sulphur emissions;**

- **be one of the first SAGD projects in Alberta to commit to the use of "brackish" (non-potable) water;**

- **recycle and re-use in excess of 90 percent of the water required for SAGD steam generation; and**

- **continue extensive environmental monitoring of air, land and water, which has been in place prior to Project construction commencing in 2004.**

OPTI is a founding member of the Alberta Biodiversity Monitoring Program.



MEETING ENVIRONMENTAL STANDARDS DURING CONSTRUCTION

Construction at the Long Lake site has progressed with an outstanding safety and environmental performance record. The Company's approach to implementing environmentally safe and effective construction practices are continually reviewed during regular audits conducted by several government regulatory bodies, including the Energy Resources Conservation Board (ERCB), Alberta Sustainable Resource Development (ASRD) and Alberta Environment during the year.

EXPANSION APPLICATION SUBMITTED

In late 2006, OPTI's environmental team submitted the Company's formal Environmental Impact Assessment and application to Alberta Environment and the ERCB for the next phase of expansion at the Long Lake site. OPTI's application was deemed complete by the regulators in the first quarter of 2008 and a decision on the application is expected by the third quarter of 2008.

SAGD REGIONAL GROUNDWATER INITIATIVE

OPTI is one of two founding members of the SAGD Regional Groundwater Initiative. This consortium of 10 SAGD developers focused in the southern Fort McMurray area is collaborating to develop a comprehensive ground and surface water model that would be scientifically appropriate for adaptation to the Wood Buffalo region. Phase 1 of the initiative was completed in 2007 with the identification of an appropriate model. In Phase 2 of the initiative, the independent hydrology consultant conducting the research will collect data, and begin actual construction, population and running of the regional groundwater model. Longer-term, the objective is to have the regulatory authorities accept this model as the standard to develop water allocations for SAGD developers in the region.

INTRODUCING NEW CENTRIFUGE TECHNOLOGY

New centrifuge technology is planned as part of the water treatment system for Phase 2 of the Long Lake Project, to enhance the effectiveness of water recycling. As part of the water treatment process for Long Lake, a lime softening system is used to treat and condition the water for use throughout the facility. The centrifuge technology will more effectively remove water from the spent lime, eliminating the need for waste lime ponds, which were formerly used to decant water from the lime. The new technology will reduce the amount of land required for ponds and, importantly, reduce our total water requirements.

SUPPORTING BIODIVERSITY RESEARCH

OPTI is one of the first industry members of the Alberta Biodiversity Monitoring Program (ABMP), an organization which in 2007 evolved into the Alberta Biodiversity Institute (ABI), with a more permanent mandate and funding base. The ABI conducts ongoing monitoring with the objective of developing a deeper province-wide understanding of the conditions of the flora and fauna in the northern boreal forest.

CONTRIBUTING TO A CO_2 SOLUTION

OPTI is a member of two leading Canadian consortiums investigating CO_2 capture and sequestration.

The Integrated CO_2 Network (ICO_2N) is a proposed carbon capture and storage (CCS) system for Canada. It will provide a framework for an efficient, environmentally sensitive system of CO_2 capture, transport and long-term storage as well as explore opportunities for using captured CO_2 to enhance hydrocarbon recovery. The companies participating in the ICO_2N carbon capture and storage initiative represent a cross-section of Canadian industry committed to helping Canada meet its climate change objectives while supporting economic growth. Once constructed, this proposed Canadian CCS system will move CO_2 captured from multiple industrial sites via pipeline to storage sites deep underground.

The Alberta Saline Project (ASAP) is an industry supported initiative to identify suitable locations for the long-term sequestration (storage) of CO_2 in deep geological formations. The consortium will identify and prioritize suitable deep saline aquifer locations for a pilot program to demonstrate the feasibility of CO_2 sequestration. The project will involve industry participants, government agencies, academic organizations and consultants in an effort to design and demonstrate safe and reliable long-term sequestration.

Community

OPTI's integrated approach to realizing value from the bitumen barrel is also applied to the way in which our Company approaches community investment. As OPTI nears full commercial start-up of the Long Lake Project in 2008, we continue to progress toward our goal of becoming good neighbours and a part of the communities in which we live and work.

Established in 2000, a dedicated Community Consultation & Regulatory Affairs (CCRA) team looks after our community investments, working with Wood Buffalo area non-profit groups on initiatives that meet defined needs and build capacity for local residents.

We recognize that community investment needs to be much more than just a means of channeling funds toward local initiatives. Thus, we strive to forge meaningful partnerships and to become involved in shaping positive outcomes, whether by providing guidance and support or volunteer assistance.

During 2007, we focused on strengthening key partnerships we've established with groups such as the Keyano College Foundation. In the fall, the college's new Sport & Wellness Centre officially opened with its centrepiece, the Long Lake Indoor Running Track. In December, Peter Duda, OPTI's Vice President, Operations, and our senior officer in the Fort McMurray area, was appointed to the Keyano College Board of Governors for a three-year term.

Education is another important pillar of our community investment program and we took steps during the year to build on our established partnership with Anzac Community School. In addition to our ongoing support of music, literacy and math programs, as well as numerous school events, in 2007 the school added an Early Childhood Development Program, with OPTI's support. The program targets pre-kindergarten children ages three and up, with the goal of encouraging families in the process of preparing their children for kindergarten.

In September, we also announced the recipients of our first Long Lake Education Awards. Each student received a scholarship for post-secondary, oil sands-related studies. In 2008, one of the awards will be named the Bill Woodward Scholarship, in memory of an Aboriginal community leader who passed away in 2007.

Youth are an important audience for our community activities and 2007 brought positive developments. In April, Long Lake Human Resources personnel staged a career forum for students in Grades 6 to 9 at Anzac School in response to the school's desire to inform students about future job prospects in the Fort McMurray area.



^ **1-2** The Long Lake Project partnered with the Anzac Volunteer Fire Department to raise fire safety awareness in the community during our annual Family Picnic event. **3** The Long Lake Running Track, centrepiece of Keyano College's new Sport & Wellness Centre, opened in the fall of 2007. **4** In June 2007, Operations employees raised not only funds but 400 lbs. in groceries for the Fort McMurray Food Bank. **5** Since 2005, we've sponsored a popular annual hockey school for Anzac-area children and youth. **6** Children participate in an egg and spoon race at one of many Long Lake supported community events.

As the communities in which we operate grow, we seek to adapt to ensure our investments remain targeted and vital. In 2007, we worked to establish some new relationships which we anticipate will become long-term in nature. We now meet monthly with the (Anzac) Willow Lake Community Association to share Long Lake Project information and listen to potential concerns. We've opened the door to hosting elders from Fort McMurray First Nation at our Anzac community office and we are developing a relationship with Metis Local #1935.

Our leadership role in the newly formed Southern Athabasca Oilsands Producers (SAOP) will also play a part in enhancing stakeholder communication. The group, which for years functioned as an informal entity, is now organized to deal with community concerns unique to oil sands development south of Fort McMurray along the Highway 881 corridor. With Long Lake among its 15 producer-members, SAOP is now formally sanctioned under the Athabasca Regional Issues Working Group.

Our involvement with the Anzac Volunteer Fire Department is another emerging partnership that we hope to build on. It started in the spring, when the Long Lake Project made a donation to the local firefighters for training and to encourage new recruits to join their organization. The donation is a worthwhile investment in community safety, emergency planning and response preparedness. Seeking to build from there, we put on a Good Neighbour event in the spring – residents were able to learn about the capabilities of the Anzac Volunteer Fire Department along with our own emergency response procedures for the Long Lake operation. In the fall, we partnered with the department at our annual well-attended family picnic.

As the Long Lake Project evolves, our strong Operations team has been enhancing our community investment program through donations of time and expertise. The support of these employee volunteers enabled us to successfully carry through a number of activities during the year, including a Community Clean-up for the Fort McMurray First Nation and an annual clean-up of Anzac to celebrate Environment Week.

Our Corporate Governance

OPTI's Board of Directors is responsible for the stewardship of the Company on behalf of shareholders. They are committed to applying best practices in corporate governance, with a focus on transparent business practices, ethics, strategic planning processes and risk management, all of which build long-term shareholder value.

In 2007, OPTI welcomed two new independent members to our Board of Directors, Dr. James van Hoften, and Mr. Samuel Spanglet. The Board of Directors reviews the independence of its members annually and seven of our 10 Board members, including the Chairman of the Board and the entire Audit Committee, have been determined to be independent of management under National Policy 58-201 Corporate Governance Guidelines. Our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (CSA).

Our Board meets a minimum of four times per year, and a broad range of matters are discussed and reviewed for approval. Each scheduled meeting includes an in-camera discussion without the presence of management.

The Board of Directors has an audit committee, a governance and nominating committee, a compensation committee and a technical committee. Each committee has an independent director as chairman, consists of a majority of independent directors and does not include any director who is an officer or employee of OPTI. The mandates of the committees include the oversight and supervision of the various activities listed below:

> **Audit**

- Auditing the financial statements of OPTI, managing the relationship with the auditor and meeting with the auditor as required in connection with the audit services provided by the auditor;
- Preparing and reporting OPTI's annual and financial statements and management's discussion and analysis;
- Reviewing the accounting and financial reporting practices and procedures of OPTI;
- Ensuring the adequacy of internal controls and accounting procedures of OPTI; and
- Verifying the quality and integrity of financial statements of OPTI.

> **Compensation**

- Determining the adequacy and appropriateness of the compensation of our officers, employees and our Board of Directors; and
- Administering and making recommendations regarding the operation of our Stock Option Plan and any other long-term incentive programs of OPTI.

> **Governance & Nominating**

- Monitoring and oversight of the quality and effectiveness of OPTI's corporate governance practices and policies; and
- Considering the nominees of the Board of Directors.

> **Technical**

- Monitoring and oversight of OPTI's independent reserves evaluation process and public disclosure of reserves data and related information;
- Appointing the independent engineer, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- Ensuring that employees are provided with a safe environment in which to perform their duties; and
- Monitoring and oversight of the policies and procedures of OPTI to ensure compliance with environmental regulatory requirements.

A comprehensive description of OPTI's governance practices is available in our annual proxy circular, which can be found on our website at www.opticanada.com, on SEDAR, or by calling (403) 249-9425.

2007

Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

This following management's discussion and analysis (MD&A) is dated January 22, 2008, and should be read in conjunction with the audited financial statements for the year ended December 31, 2007.

The MD&A is a review of our financial condition and results of operations. Our financial statements are prepared based upon Canadian generally accepted accounting principles (GAAP) and all amounts are in Canadian dollars unless specified otherwise. The following discussion also contains forward-looking statements and forward-looking information that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements and forward-looking information as a result of these risks and uncertainties. Readers should be aware that the list of factors, risks and uncertainties set forth in this document under "Risk Factors" are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Additional information relating to our company, including our AIF, can be found at www.sedar.com.

Financial Summary

Years ended December 31 $ millions	2007	2006	2005
Net loss	$ (9)	$ (10)	$ (2)
Capital expenditures incurred (1)	1,108	1,109	754
Working capital	271	554	134
Shareholders' equity	$ 1,816	$ 1,444	$ 1,382
Common shares outstanding (2)	195.4(3)	172.7	156.8

Notes:
(1) Non-cash additions are excluded.
(2) After giving effect to the 2:1 share split to shareholders of record on June 1, 2006.
(3) Common shares outstanding at the end of 2007 after giving effect to common share options and common share warrants would be approximately 208.8 million common shares.

Overview

We are a Calgary, Alberta-based oil sands development company. We and our partner, Nexen, formed a joint venture to develop oil sands projects in Canada, the first of which is Phase 1 of the Long Lake Project (the Project). We own a 50 percent undivided interest in the Project, which upon completion will, among other things, include the Long Lake SAGD Operation and the Long Lake Upgrader, each with expected capacity to process approximately 72,000 bbl/d of bitumen. The yield from the Long Lake Upgrader is expected by us to be 57,700 bbl/d of Premium Sweet Crude (PSC™) and approximately 800 bbl/d of butane. We expect PSC™ to trade at a price similar to West Texas Intermediate (WTI) crude oil. We are the operator of the Long Lake Upgrader while Nexen is the operator of the Long Lake SAGD operation.

Project Status

Significant progress continues to be made on the Project as we prepare for first bitumen sales in the first quarter with first production of PSC™ mid-year. The SAGD plant is operational with all 10 well pads steaming into both injector and producer wells to efficiently heat the reservoir. We expect that we will begin to turn over the producer wells into operations mode within the next several weeks. SAGD production is anticipated to reach 50 percent capacity in mid-year with SAGD volumes expected to ramp-up through 2008 and reach full design rate of 72,000 bbl/d in 2009.

Construction, start-up and commissioning activities on the Upgrader continued in the fourth quarter. The OrCrude™, hydrocracker and utilities plants have been turned over to operations. The front end of the OrCrude™ unit has been filled with lube oil to allow the start-up of pumps and heaters and the utility boilers are in operation providing heat and steam.

The gasifier and air separation units were essentially mechanically complete at year-end 2007, with current activities focused on final electrical work and insulation. A substantial amount of progress was made on the sulphur recovery unit in the fourth quarter of 2007 and the unit remains scheduled for mechanical completion in the first quarter of 2008.

Once operational, we expect that the capacity of the Long Lake Upgrader during ramp-up will enable us to process all the forecasted SAGD volumes. We expect the Project to reach full capacity of 58,500 bbl/d of PSC™ and other products in 2009.

Our current total cost estimate of the Project is between $5.8 billion and $6.1 billion or between $2.90 billion and $3.05 billion net to us. As of December 31, 2007, $5.4 billion or $2.7 billion net to us had been incurred on the Project. The risk of changes to our forecast cost to complete and schedule are now primarily related to the typical commissioning and start-up risks associated with any major hydrocarbon processing complex.

Development of Future Phases

We continue to advance up-front engineering and planning for Phase 2 with the intention to be in a position to sanction the project in late 2008. Regulatory approval has been obtained for the Phase 2 Upgrader, which we expect to construct adjacent to the Phase 1 plant. The SAGD portion of Phase 2 is planned to be located in the southern portion of the Long Lake lease (Long Lake South). Planning and delineation for the Phase 2 SAGD project is ongoing. In late 2006, a regulatory application for the Long Lake South project was filed, comprising two SAGD phases totalling 140,000 bbl/d of SAGD production in addition to Phase 1.

Phase 2 sanctioning will be dependent on multiple factors including Phase 1 ramp-up performance, regulatory approval for the SAGD portion of the project, the capital cost estimate and regulations pertaining to CO_2. In addition, the Alberta government announced significant changes to the oil sands royalty regime in late 2007. Increases in royalties will impact the economics of our business and may impact the timing of future investment decisions.

We currently anticipate that subsequent phases would be sanctioned every 24 months after the approval of previous phases. To support this timeline, lease delineation and preliminary environmental evaluations are underway. Each future phase is planned to be of a similar size and design to the Project and anticipated to consist of integrated SAGD and Integrated OrCrude™ Upgrader projects. The specific design of these phases will be dependent upon a number of factors including key learnings from Phase 1 and our strategy to address CO_2 and other greenhouse gas (GHG) emissions. We are currently evaluating alternatives to facilitate CO_2 capture.

Reserves and Resources

OPTI has a significant presence in the Athabasca oil sands, with a 50 percent interest in over 385 sections of land on three leases: Long Lake, Leismer and Cottonwood. We believe our existing lands will support approximately 360,000 bbl/d of PSC™ production (180,000 bbl/d net to OPTI) from six phases including Long Lake Phase 1. Based on reserve and resource estimates, we believe there is potential for three phases at Long Lake, two phases at Leismer and one at Cottonwood.

Reserves

McDaniel & Associates (or McDaniel), our resource evaluator, has prepared a report evaluating the bitumen reserves and synthetic oil reserves of the Long Lake leases effective December 31, 2007. Due to the advanced nature of Long Lake Phase 2, previously recognized Contingent Resources are now booked as probable and possible reserves.

The McDaniel evaluation of our Long Lake Phase 1 and 2 lands recognizes the impact of upgrading on the resources. Most of the raw bitumen will be upgraded and sold as PSC™ and butane, and is shown as synthetic crude oil or butane reserves. Bitumen will be sold upon start-up of the SAGD operations, prior to Upgrader start-up, and thereafter during periods of Upgrader downtime, and is shown as bitumen reserves. The following table shows OPTI's working interest in the raw bitumen reserves and the corresponding sales volumes at December 31, 2007.

2007 All volumes are millions of barrels	Raw bitumen	Gross Sales Volumes PSC™	Bitumen	Butane
Proved	268	202	16	3
Proved plus Probable	803	620	29	9
Proved plus Probable plus Possible [1]	941	729	31	10

Notes:

[1] Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
There is a 10 percent probability that the remaining quantities actually recovered will be greater than the sum of proved plus probable plus possible reserves.

Resources

In addition to estimating our reserves, McDaniel has estimated bitumen resources on all of OPTI's lands including the Long Lake, the Leismer and the Cottonwood leases. A summary of the additional resource estimates on a net basis to us is shown below:

2007 All volumes are millions of barrels	Raw bitumen [1]
Remainder of Long Lake leases [2]	704
Leismer [2]	960
Cottonwood [3]	542
Total	2,206

Notes:

[1] These estimates represent the "best estimate" of our resources, are not classified or recognized as reserves, and are in addition to our disclosed reserve volumes. These resource estimates are categorized primarily as Contingent Resources, with some categorized as Prospective Resources. See Notes 2 and 3 below.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as Contingent Resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. There is no certainty that it will be commercially viable to produce any portion of the Contingent Resources.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

[2] The resource estimates for Leismer and Long Lake are categorized as Contingent Resources. These volumes are classified as resources rather than reserves primarily due to less delineation and the absence of regulatory approvals, detailed design estimates and near-term development plans.

[3] The estimate for Cottonwood is categorized as both Contingent and Prospective Resources. The estimate of 542 million barrels is comprised of 247 MMbbl of Contingent Resources and 295 MMbbl of Prospective Resources. These Contingent Resource volumes are classified as resources rather than reserves primarily due to less delineation; the absence of regulatory approvals, detailed design estimates and near-term development plans; and less certainty of the economic viability of their recovery. In addition to those factors that result in Contingent Resources being classified as such, Prospective Resources are classified as such due to the absence of proximate delineation drilling.

Principal Factors Affecting Our Financial Condition and Results of Operations

Project and Future Phase Development and Construction

Our financial condition to date has been affected primarily by financing activities, and capital expenditures in connection with the development and construction of the Project and the development of future phases.

Investments to Date

Our current total cost estimate of the Project is between $5.8 billion and $6.1 billion, or between $2.9 billion and $3.05 billion net to us. We have incurred $2.7 billion (net to OPTI) in cumulative expenditures to December 31, 2007, in relation to this estimate. The table below identifies expenditures incurred by us in the referenced periods for the Project, other oil sands activities and other capital expenditures.

Years ended December 31 $ millions	2007	2006	2005
Long Lake Project Phase 1			
SAGD	$ 282	$ 440	$ 310
Upgrader	529	476	386
Sustaining capital and capitalized operations	54	–	–
Total Long Lake Project Phase 1	865	916	678
Other oil sands activities	96	140	56
Other capital expenditures	147	53	20
Total cash expenditures	1,108	1,109	754
Non-cash additions	(212)	66	11
Total capital expenditures	$ 896	$ 1,175	$ 765

Capital Expenditures

During the year ended December 31, 2007, we had capital expenditures of $896 million. Project expenditures of $865 million primarily related to on-site construction. SAGD construction costs in 2007 were primarily incurred in the central plant and cogeneration facilities, site-wide services and in start-up and commissioning costs. Upgrader construction costs in 2007 were primarily incurred in the OrCrude™, air separation, gasification, utilities and sulphur facilities and in start-up and commissioning costs. We also invested $96 million in other oil sands activities, $147 million in other capital expenditures and had a recovery of $212 million related to non-cash items. The expenditures of $96 million for other oil sands activities during the period related to engineering costs and resource delineation for future phases. The other capital expenditures of $147 million related to $130 million of capitalized interest and standby charges in connection with our long-term debt and $17 million of corporate capital costs. The $212 million recovery of non-cash capital charges related primarily to a $235-million capitalized foreign exchange gain with respect to the remeasurement of our U.S. dollar denominated long-term debt and cash. In addition, we had capital lease additions of $4 million, a capitalized future tax recovery of $36 million and an unrealized hedging loss of $57 million related to the interest rate swap.

Operation of the Project

Once we complete the construction of the Project and commence commercial operations, we expect that our revenues from the Project will primarily consist of PSC™ revenue and our operating costs relating to the Project will primarily consist of labour, maintenance and the purchase of natural gas. Our results of operations will principally be driven by production rates, plant capacity and reliability, natural gas costs and oil prices. Our results of operations will also be affected by production factors, such as our success in recovering bitumen using the SAGD process, including the Project's steam oil ratio (SOR). For more information, see "Risk Factors – Risks relating to the Project."

Our results of operations will also depend on the successful operation of the Long Lake Upgrader and prior to the planned start-up of the Long Lake Upgrader, we intend to blend bitumen produced by the SAGD operation with diluent such as synthetic crude oil and sell it as a bitumen blend. In addition, during periods when the Upgrader is not operating, such as for planned and unplanned maintenance and repair, we may not be able to upgrade the bitumen produced by the SAGD operation. During these periods, bitumen would be mixed with a purchased diluent and sold as a bitumen blend, which would be sold at a price significantly less than conventional light oil.

Financial Summary

Years ended December 31 $ millions	2007	2006	2005
Interest income	$ 13	$ 10	$ 14
Expenses			
General and administrative expenses	14	10	7
Unrealized loss on commodity contracts	4	–	–
Financing charges	12	–	–
Amortization and accretion expenses	2	22	5
Tax expense (recovery)	(9)	(12)	5

REVENUES
Because we have not yet completed the Project, our historical revenues have consisted entirely of interest income. Interest income consists of interest on cash, cash equivalents and short-term investments and is affected by average balances of interest-bearing instruments and associated interest rates.

EXPENSES
Our expenses have historically consisted of general and administrative expenses, amortization and accretion expenses and income taxes. General and administrative expenses, or G&A expenses, primarily consist of salaries and information technology costs. Amortization and accretion expenses primarily relate to amortization of corporate assets. Income taxes consist of future tax expense or recovery. We do not currently pay income taxes. The timing of the payment of income taxes in the future will be primarily influenced by the construction cost of the Project, commodity prices, SAGD production and Upgrader operations, foreign exchange rates, operating costs, interest rates and future phase activities.

Results of Operations

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006

INTEREST INCOME
For the year ended December 31, 2007, interest income increased to $13 million from $10 million in the corresponding period in 2006. The increase was due to an increase in average cash and cash equivalent balances as a result of the proceeds from debt issuances in December 2006 and July 2007 and equity issuances in late 2007.

GENERAL AND ADMINISTRATIVE (G&A) EXPENSES
For the year ended December 31, 2007, G&A expenses increased to $14 million from $10 million in the corresponding period in 2006. The increase was due to increased levels of corporate staff and information technology expenditures.

UNREALIZED LOSS ON COMMODITY CONTRACTS
For the year ended December 31, 2007, we had a loss of $4 million compared to $nil in the corresponding period in 2006. During 2007, we entered into a put option with respect to 5,500 bbl/d of production for 2008 with an exercise price of US$50 per barrel. The loss was due to the fair value measurement of our commodity contract as a result of an increase in the forward price of WTI during 2008.

FINANCING CHARGES

For the year ended December 31, 2007, financing charges are $12 million compared to $nil in the same period in 2006. The expense was primarily in relation to issuance costs of our US$750-million senior secured notes. Financing charges in 2007 are expensed in accordance with the adoption of the new Canadian accounting policy for Financial Instruments.

AMORTIZATION AND ACCRETION EXPENSES

For the year ended December 31, 2007, amortization and accretion expenses are $2 million compared with $22 million in the same period in 2006. The expense in 2007 was primarily related to the amortization of corporate assets. The expense in 2006 was due primarily to the cancellation of two credit facilities: our subordinated debt facility, which resulted in $3 million in amortization expense; and our LP Project Facility, which resulted in a further $15 million in amortization expense.

TAXES

Future tax expense for the year ended December 31, 2007, is a recovery of $9 million compared with a recovery of $12 million in the corresponding period in 2006. The recovery of taxes in 2007 were primarily due to a reduction in the federal tax rate expected in future periods which reduced the applicable combined Federal and Provincial corporate tax rate from 29 percent to 25 percent. The recovery in future tax expense in 2006 was primarily due to a reduction in the applicable tax rate from 33.6 percent to 29.0 percent and an increase in amortization of deferred financing charges.

CROSS CURRENCY SWAP

OPTI is exposed to foreign exchange rate risk on our U.S. dollar denominated debt. To partially mitigate this exposure, we have entered into US$875 million of cross currency interest rate swaps to manage our exposure to repayment and interest payments risk on our U.S. dollar denominated long-term debt. In line with the maturity date of the Notes, the swaps provide for a fixed Canadian dollar (CDN) payment of CDN$928 million in exchange for receipt of US$875 million in December 2014. The swaps also provide for semi-annual Canadian dollar interest payments until December 2014 at a fixed rate of 8.15 percent based on notional Canadian dollar $928 million of debt. The interest portion of the swaps essentially replaces our semi-annual interest payments at a fixed rate of 8.25 percent based on notional US$875 million. This contract has not been designated as a hedge for accounting purposes. The fair value adjustment has been capitalized as the underlying debt instrument is used to fund development of our major projects. The value of the swaps was unfavourable to OPTI due to an increase in the value of the Canadian dollar during the period. As a result, OPTI has capitalized an unrealized loss in relation to the swaps of $60 million during the period. This unrealized loss is more than offset by translation gains on our long-term debt during the period the swaps have been outstanding.

Selected Annual Information

Years ended December 31 $ millions	2007	2006	2005
Interest income	$ **13**	$ 10	$ 14
Net loss	**(9)**	(10)	(2)
Net loss per share, basic and diluted (1)	**(0.05)**	(0.06)	(0.01)
Total assets	**3,837**	3,374	1,585
Total long-term financial liabilities	**1,735**	1,690	nil

Notes:
(1) After giving effect to the 2:1 share split to shareholders of record on June 1, 2006.

The amount of interest income in each year is primarily the result of cash and cash equivalents available for investments. The amount of cash in each year is influenced by the size and timing of financing activities, as well as capital expenditures related to project development. Net loss has been influenced by increasing general and administrative expenses as well as fluctuations in tax expense. Amortization expense increased significantly in 2006 thereby increasing the net loss as a result of the write off of financing costs associated with the cancellation of various credit facilities.

Summary Financial Information

$ millions, except per share amounts	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1
Interest income	$ 3	$ 3	$ 2	$ 5	$ 4	$ 3	$ 2	$ 1
Net earnings (loss)	6	(13)	(2)	–	(11)	(1)	4	(2)
Earnings (loss) per share, basic and diluted (1)	0.03	(0.07)	(0.01)	–	(0.06)	(–)	0.02	(0.01)

Notes:
(1) After giving effect to the 2:1 share split to shareholders of record on June 1, 2006.

Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investments during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and level of investing activities during the period. Earnings have also been influenced by fluctuating interest income, generally increasing levels of G&A and fluctuating tax expenses. During the fourth quarter of 2006, we recorded a $15-million increase in the amortization expense related to deferred financing charges, which increased our loss during the period. In the third quarter of 2007, we expensed financing charges of $11-million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes, primarily as a result of a reduction in the applicable federal tax rate.

Share Capital

On November 21, 2007, OPTI issued 18,534,500 common shares at a price of $19.00 per common share and 2,430,000 flow-through common shares at a price of $24.70 per common share for aggregate gross proceeds of $412 million.

At January 15, 2008, OPTI had 195,355,526 common shares, 7,211,116 common share options, and 3,104,000 common share warrants outstanding. The common share options have a weighted average exercise price of $13.03 per share and each common share warrant entitles the holder to purchase two common shares at a price of $14.75 each.

At January 15, 2008, including instruments where the option to exercise resides with the holder, OPTI's fully diluted shares outstanding was 208,774,642. This fully diluted number includes common shares outstanding and shares issuable pursuant to common share options and common share warrants but does not include shares issuable pursuant to call obligations.

Liquidity and Capital Resources

Liquidity

We have not had any revenue from the commercial development of bitumen or PSC™ as the commercial operations of the Project are not planned to commence until mid-2008. Project expenditures, future phase expenditures and corporate costs during the year ended December 31, 2007, were funded from the issuance of debt and equity. During the first half of 2008, we expect to fund our capital expenditures from existing working capital and borrowings under our Revolving Credit Facility. In the second half of 2008, we expect that operating cash flow will fund a portion of our capital expenditures.

For the year ended December 31, 2007, cash provided by operating activities was $5 million, cash provided by financing activities was $713 million and cash used in investing activities was $940 million. Including the foreign exchange loss on U.S. dollar cash of $4 million, this resulted in a reduction in cash and cash equivalents during the year of $226 million compared with an increase of $331 million in 2006. Our long-term debt consists of US$1,750 million of senior secured notes and an undrawn $500-million Revolving Credit Facility. OPTI intends to register its senior secured notes with the United States Securities and Exchange Commission on or about January 31, 2008, in order to comply with its covenants to holders of the Notes to exchange the outstanding notes for senior secured notes registered with the SEC.

Capital Resources

At December 31, 2007, our capital resources included total working capital of $271 million and an undrawn $500-million Revolving Credit Facility. Working capital is comprised of cash and short-term investments of $311 million, the interest reserve account of $137 million and a non-cash working capital deficiency of $177 million. We expect the total amount of the interest reserve account, which can only be used to pay interest on the notes, to cover all interest payments in respect of the Notes until December 15, 2008.

Our current financial resources include our available working capital, the Revolving Credit Facility and the interest reserve account. We expect that these resources will be sufficient to complete construction and start-up of the Project and our budgeted 2008 expenditures related to future phases.

Our current total cost estimate to complete the Project is between $5.8 billion and $6.1 billion, or between $2.9 billion and $3.05 billion net to us. At December 31, 2007, $5.4 billion had been incurred on the Project ($2.7 billion net to us) and our share of the remaining costs is between $0.2 billion and $0.35 billion. We expect the majority of these expenditures to be incurred in the first half of 2008.

Upon the commencement of commercial operations of the Upgrader we expect to generate positive operating cash flows. Operating cash flows will play an integral part in the financing of the expenditures associated with our multi-stage expansion plans. Total cash flow from the Project in the latter part of 2008 will be impacted by many factors including, but not limited to, the final cost of the Project, timing of commencement of operations, the speed of ramp-up during the start-up phase, as well as oil and natural gas prices.

We are planning to be in a position to sanction Phase 2 of the Project in late 2008. The amount of total funding required for Phase 2 will not be known until a cost estimate is prepared in late 2008. Operating cash flows from the Project are not expected to be sufficient to fund our Phase 2 construction program so we expect to need additional debt and/or equity. The amount of new debt and equity required in future periods will primarily be impacted by factors noted above affecting total cash flow from Phase 1 over the Phase 2 construction period, the total cost of Phase 2, and the timing of Phase 2 construction expenditures. Additional financing is not expected to be needed until after Phase 2 sanctioning.

In relation to a flow-through share issuance, we have a commitment to incur approximately $60 million in qualifying resource expenditures in 2008. A portion of these expenditures were incurred in 2007.

We have 3,104,000 common share warrants outstanding. Each warrant entitles the holder to purchase two common shares at a price of $14.75 each and the warrants expire in November 2008. Should all holders of these warrants choose to exercise their option, it would result in gross proceeds to us of $92 million.

We have $202 million of call obligations. The option for exercise belongs to us, and we do not expect to exercise our right to issue shares in relation to the call obligations. The call obligations consist of unconditional and irrevocable call options whereby we, at our option, can require a subscription for either a convertible preferred share or a common share for the face amount of the call obligation. We can exercise the call obligations at any time until the earlier of completion of the Project or June 30, 2008. The exercise price of the call obligations is $2.20 per share and should we exercise our option, it would result in the issuance of 91.8 million additional common shares and gross proceeds of $202 million.

Contractual Obligations and Commitments

The following table shows our contractual obligations and commitments due during the next five years and thereafter as at December 31, 2007.

$ millions	Total	< 1 year	1-3 years	4-5 years	More than 5 years
Contracts and purchase orders [1]	$ 132	$ 132	$ –	$ –	$ –
Long-term debt [2]	1,735	–	–	–	1,735
Capital leases [3]	99	2	9	8	80
Operating leases and other commitments [4]	96	9	27	18	42
Total commitments	$ 2,062	$ 143	$ 36	$ 26	$ 1,857

Notes:

[1] Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities. Our share of remaining expenditures relating to the Project are between $0.2 billion and $0.35 billion.

[2] Consists of US$1,000 million and US$750 million under our Notes. The amounts represent only scheduled principal repayments. In addition, we are contractually obligated for interest payments on borrowings and standby charges in respect of undrawn amounts under the Revolving Credit Facility, which are not reflected in the above table. In respect of our Notes, annual interest of US$142 million is due until 2014.

[3] Consists of our share of payments under our product transportation agreements with respect to future tolls during the initial contract term.

[4] Consists of our share of payments under our product transportation agreements with respect to future tolls during the initial contract term. This amount also includes our share of future commitments with respect to rail traffic transportation.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Control Certification

We are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting. Our disclosure controls and procedures are designed to provide reasonable assurance for the timely disclosure of all material information. These systems are designed to provide reasonable, but not absolute, assurance that our disclosures are complete and accurate.

We have evaluated the effectiveness of our disclosure controls and procedures for the year ended December 31, 2007. We have concluded that these controls and procedures provide reasonable assurance that information required to be disclosed in our annual filings, interim filings or other reports that we file or submit under applicable Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in such legislation. These controls and procedures also provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Critical Accounting Estimates

Our critical accounting estimates are estimates that have, or could have, a material impact on results of operations or financial position. These estimates require management to make assumptions and estimates in the application of Canadian GAAP. These assumptions and estimates are based on information available to management at each financial statement date and historical experience. Based on the information available and past experience, management makes estimates that it believes to be reasonable. As circumstances change and additional information becomes available, these estimates may be subject to change. Many estimates are made in the preparation of consolidated financial statements, but the following are considered critical accounting estimates used in the preparation of our financial statements.

Capital Assets

We capitalize costs in connection with the development of oil sands projects. The measurement of these costs at each financial statement date requires estimates to be made in respect of construction progress, materials procurement and drilling progress. An increase in the measurement amount of these items would increase our property, plant and equipment and accrued liabilities accordingly.

Capital assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. The calculation of these future cash flows are dependent on a number of estimates, including reserves, production volumes, facility performance, commodity prices, operating cost estimates and foreign exchange rates. An impairment loss would be recognized in earnings in the period in which capitalized costs exceeded estimated future cash flows.

In addition, the quantity of reserves is subject to a number of estimates, including assessment of engineering data, projected future rates of production, characteristics of bitumen reservoirs, commodity prices, foreign exchange rates, operating costs and future capital expenditures. These estimates are uncertain as we do not have any commercial production history to assist in the development of these estimates. However, all reserve and associated financial information is evaluated and reported on by a firm of qualified independent reserve engineers.

Asset Retirement Obligation

We measure asset retirement obligations at each financial statement date. The estimate is based on our share of costs to reclaim the resource assets and certain facilities related to the Project as well as other resource assets associated with future phases. The liability is primarily related to reclamation of the SAGD facility and SAGD drilling assets. We prepare an estimate of the amount, timing and inflation of the associated abandonment costs and then apply a credit-adjusted risk-free rate to arrive at the present value of the future liability. In some cases, due to the long-lived nature of the asset, no such determination can be made. Due to the long-term nature of current and future project developments, abandonment costs will be incurred over many years in the future. As a result of these factors, different estimates for such abandonment costs and the associated timing could be used. An increase in the amount of future abandonment costs, or inflation, or an assumption of earlier or specified timing of abandonment would cause the asset retirement obligation and corresponding asset to increase. These changes would also cause future accretion expenses to increase and earnings to decrease.

Future Taxes

We measure our future tax liability based on estimates of temporary differences between our book and tax assets. In addition, an estimate is required for both the timing and tax rate of this reversal. Should these estimates change, it could impact the measurement amount of our liability as well as future tax expense and earnings. These estimates would not impact cash flow from operations.

Accounting Policies

On January 1, 2007, we adopted Canadian Institute of Chartered Accountants (CICA) handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges." These standards result in changes in the accounting for financial instruments and hedges as well as introduce comprehensive income as a separate component of shareholders' equity.

Comprehensive Income

Comprehensive income is comprised of net earnings or loss and other comprehensive income (OCI). OCI represents the change in equity for a period that arises from unrealized gains and losses on available-for-sale securities and changes in the fair market value of derivative instruments designated as cash flow hedges. OPTI does not currently have any transactions that give rise to OCI, therefore OPTI's net loss and comprehensive loss are the same amount.

Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI is included in the consolidated balance sheet as a separate component of shareholders' equity.

Financial Instruments

The financial instruments section establishes standards for the recognition and measurement of financial instruments, which are comprised of financial assets, financial liabilities, derivatives and non-financial derivatives. Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of five classifications: held for trading, held-to-maturity, other financial liabilities, loans and receivables or available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired.

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near-term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in the fair value included in earnings. Our commodity contract and cross currency swaps are derivatives and accounted for as held for trading financial instruments and recorded at fair value. Our interest rate swap was a derivative and was accounted for as a held for trading financial instrument and is recorded at fair value.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed maturity that we have the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from a held-to-maturity investment are included in earnings. All of our cash equivalents, short-term investments, the interest reserve account and long-term debt are designated as held-to-maturity investments.

Loans and receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on loans and receivables are included in earnings.

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is transferred into earnings. We have not designated any financial instruments as available-for-sale.

Under the financial instruments section, transaction costs relating to financial instruments must be either expensed as incurred or capitalized and amortized over the expected life of the instrument using the effective interest method. We have chosen to expense all transaction costs as incurred. At January 1, 2007, as a result of the adoption of this policy, we reduced our deferred financing charges by $38 million and our future tax liability by $11 million, with a corresponding net increase of $27 million to our opening deficit.

Hedges

Hedge accounting is optional and we may designate any qualifying hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the derivative financial instrument is recorded on the balance sheet at fair value and changes in the fair value of the derivative instrument are included in earnings. We have chosen not to designate any of our current hedging instruments as hedges for the purposes of hedge accounting and have classified them as a held for trading asset and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and hedging instrument must be designated and formally documented at the inception of the contract. The documentation includes the risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized in OCI while any ineffective portion is included in earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are recorded into earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are included in earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedged item is amortized into earnings over the remaining term of the hedge.

New Accounting Pronouncements

CICA issued three new accounting standards that become effective for OPTI in the first quarter of 2008: section 1535 "Capital Disclosures," section 3862 "Financial Instruments – Disclosures," and section 3863 "Financial Instruments – Presentation."

Section 1535 requires the disclosure of OPTI's objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI's objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information that is provided internally to OPTI's key management.

Sections 3862 and 3863 replace section 3861 "Financial Instruments – Disclosure and Presentation," which revises and enhances financial instruments disclosure requirements and leaves unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.

Risk Factors

Risk Factors During Construction

COST AND SCHEDULE RISK

The Project requires experienced employees and contractors with particular areas of expertise. There can be no assurance that all of the required employees or contractors with the necessary expertise will be available as there are other oil sands projects in Alberta under construction, and future periods and significant expansions have been announced by various oil sands developers. This is expected to create a high level of industry activity that will reduce availability of labour and other resources required to complete the Project.

We will compete with these other projects for experienced employees and contractors. We may experience shortages of specialized labour, labour disruptions and increases to compensation paid to such employees and contractors.

Productivity of construction personnel is an important factor in maintaining progress within our current budget. Should productivity be less than planned, it may result in an increase to the quantity of labour required. Should low productivity occur, it may result in an increase to our costs and may delay the completion of the Project.

The final cost and completion date of the Project could be adversely impacted by these factors.

COMMODITIES RISK

During 2008 and prior to the commencement of planned integrated commercial operations, we will have significant exposure to natural gas prices during SAGD ramp-up. During this period, virtually all of the energy required to generate steam for the SAGD operations will be from the purchase of natural gas. After the start-up of the Long Lake Upgrader in mid-2008, this exposure will be reduced as the Long Lake Upgrader is expected to generate syngas, which will be used instead of natural gas.

Prior to the Long Lake Upgrader start-up, we will be producing raw bitumen from the SAGD process. These bitumen barrels will be blended with a purchased diluent and sold as a bitumen blend on our behalf by Nexen. The price of purchased diluent will approximate WTI. The price we receive for this bitumen blend may vary widely and may be at a significant discount to WTI.

The final cost of our Project could be adversely impacted by these factors as we are capitalizing start-up costs and associated revenue prior to the commercial operation of the Upgrader.

Risk Factors During Operations

OPERATING RISK

The performance of SAGD operation, the Long Lake Upgrader, or both may differ from our expectations. There are many factors related to the characteristics of the reservoir and SAGD operating facilities that could cause bitumen production to be lower than anticipated.

The Long Lake Upgrader is comprised of a number of facilities that upgrade bitumen, in part using high pressure and temperature. There are inherent risks in the start-up and commissioning process as well as the ongoing operation of our facility. The introduction and processing of hydrocarbons requires intensive planning and execution expertise. Problems during this process could result in increases to cost, delays in schedule or damage to facilities. All of these factors would negatively affect our results from operations.

NATURAL GAS

During commercial operations, we will require a significant amount of natural gas to provide energy to generate steam for SAGD operation. The integrated Project design has mitigated a large amount of the risk as syngas is expected to be produced through the gasification process and will be used to provide energy to the steam generation facilities. The amount of third party natural gas purchases required is largely determined by the SOR that is required for SAGD production. If the SOR is higher than anticipated, we may be required to purchase natural gas beyond existing forecasted levels at prevailing market rates. This would cause our operating costs to increase and reduce our earnings.

OIL PRICES AND FOREIGN EXCHANGE

Our future financial results will be dependent upon the prevailing price of crude oil. Oil prices fluctuate significantly in response to regional, national and global supply and demand factors beyond our control. Political and economic developments around the world can affect world oil supply and oil prices. The price received for our planned sales product, a premium synthetic crude oil, will also be influenced by its quality, and regional supply and demand.

The Long Lake Upgrader will ultimately produce a fully upgraded product called PSC™. The price we will receive for PSC™ will be dependent on the demand for it. PSC™ will compete against other synthetic crude oils and conventional crude oils. Although we expect PSC™ to trade at a price similar to WTI, PSC™ will be a new synthetic crude oil product and no assurance can be given as to its price and marketability. We have engaged Nexen Marketing, who has extensive experience in marketing synthetic crude, to sell all of our production from the Long Lake Project.

After the Long Lake Upgrader start-up and during periods when the Upgrader is not operating, such as for planned and unplanned maintenance and repair, we may be unable to upgrade the bitumen produced by the Project. During these periods, bitumen would be mixed with a purchased diluent and sold as a bitumen blend, which would be priced significantly lower than conventional light oil.

Our future results of operations will be impacted by certain factors outside of our control, such as the gravity and quality of the bitumen produced from the Long Lake leases, which can ultimately determine the amount of syngas and PSC™ produced from the Long Lake Upgrader.

Crude oil prices are generally based on a U.S. dollar market price, while most of our operating and capital costs are denominated in Canadian dollars. Fluctuations in exchange rates between the U.S. and Canadian dollar may give rise to foreign currency exchange exposure. Therefore, changes in the exchange rate will affect the price we receive for PSC™. To date, we have limited protection to oil price fluctuation from our commodity put options and no protection from foreign exchange rates fluctuations related to our production.

Project Development Risk

RESERVES AND RESOURCES

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond our control, and no assurance can be given that the indicated level of reserves or resources or recovery of bitumen will be realized. In general, estimates of resources and of economically recoverable bitumen reserves are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates that have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially.

The estimates with respect to reserves and resources that may be developed and produced in the future have been based upon volumetric calculations and upon analogy to similar types of reserves and resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves and resources based upon production history will result in variations, which may be material, in the estimated reserves and resources.

Reserve and resource estimates may require revision based on actual production experience. Such figures have been determined based upon assumed oil prices and operating costs. Market fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. Moreover, short-term factors relating to oil sands resources may impair the profitability of the Project in any particular period.

Should the reserve estimate change in future periods, there could be a material impact on the fair value of our securities, our results of operations and our ability to obtain financing.

REGULATIONS

We are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, occupational health, protection and reclamation of the environment, safety and other matters.

Completed phases of the Project will produce greenhouse gases or GHGs and other industrial air pollutants. The Canadian federal government has released a framework that outlines proposed new requirements governing the emission of GHGs and other industrial pollutants. It is possible that new Federal or Provincial requirements with respect to GHGs and industrial air pollutants will be imposed. This may require additional funding or facilities to comply with such requirements.

FUTURE PHASES

We have announced a phased development for up to five additional phases of projects of a similar size as the Project. The development of these phases is subject to a number of risks, primarily in the areas of resource extent and quality, cost, execution and regulatory approval. If the estimates of costs to complete these future phases is higher than anticipated, these future phases may be deferred or cancelled. The execution of these future phases requires specialized labour, module construction, engineering expertise and construction management. As oil sands development in Alberta is at unprecedented levels of activity, some or all of these resources may not be available to us on the schedule that we require, which could delay development. We have regulatory approval for the second phase upgrader, but do not have regulatory approval for any future phase of SAGD development or upgraders. These regulatory approvals may delay or restrict our development of future phases.

FINANCING RISK

The development of oil sands projects in connection with the Project and our multi-stage expansion plan requires a significant amount of capital investment that occurs over a number of years. Certain capital expenditures for these expansions are necessary in 2008 prior to commencement of commercial operations of the Project. In addition, our capital expenditures are expected to be greater than our operating cash flow in 2008. We currently do not have the capital or committed financing necessary to complete the future phases and we will need to complete additional debt or equity financing to obtain the funds necessary to complete future phases.

INFRASTRUCTURE RISK

The Project will depend on successful operation of certain infrastructure owned and operated by others, including, without limitation:

- pipelines for the transportation of feedstocks to the Long Lake Upgrader and petroleum products to be sold from the Long Lake Upgrader;
- pipelines for the transportation of natural gas;
- a railway spur for the transportation of Long Lake Upgrader products and by products; and
- electricity transmission systems for the provision and/or sale of electricity.

The failure of any or all of these utilities to supply service will negatively impact the operation of the Project which, in turn, may have a material adverse effect on our business or results of operations.

Forward-Looking Statements

Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude™ process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Statements concerning resources and reserves are also forward-looking statements, as they reflect estimates as to the volume and nature of petroleum deposits that are expected to be found present when a project is developed, and, in the case of reserves, the expectation that the deposits can be economically exploited in the future. Forward-looking information typically contains statements with words such as "anticipate," "estimate," "expect," "potential," "could" or similar words suggesting future outcomes. Readers are cautioned to not place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC™ output of the OrCrude Upgrader, foreign currency exchange rates and hedging risks; government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this annual report or in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current annual information form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. The financial statements have been prepared by management in accordance with the accounting policies described in the notes to the financial statements. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has developed and maintains systems of internal accounting controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguarding of assets.

External auditors, appointed by the shareholders of the Company, have examined the consolidated financial statements and have expressed an opinion on the statements. Their report is included with the consolidated financial statements.

The Board of Directors of the Company has established an Audit Committee, consisting of independent non-management directors, to review financial statements with management and the auditors. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

Sid W. Dykstra
President & Chief Executive Officer

David Halford
Chief Financial Officer

Calgary, Alberta
January 22, 2008

Auditors' Report

To the Shareholders of OPTI Canada Inc.

We have audited the consolidated balance sheets of OPTI Canada Inc. as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

January 22, 2008

Consolidated Balance Sheets

OPTI Canada Inc.

As at December 31 Thousands of dollars	2007	2006
	$	$
ASSETS		
Current		
Cash and cash equivalents [note 9c]	310,504	536,666
Short-term investments	-	37,097
Accounts and other receivables	13,495	7,663
Interest reserve account [note 4a]	137,328	130,389
	461,327	711,815
Interest reserve account [note 4a]	-	146,241
Deferred financing charges [note 2o(iii)]	-	38,428
Future income tax asset [note 5]	2,153	-
Property, plant and equipment [note 3]	3,373,908	2,477,898
	3,837,388	3,374,382
LIABILITIES		
Current		
Accounts payable and accrued liabilities	190,723	157,844
Long-term debt [note 4]	1,734,775	1,689,685
Future income tax liability [note 5]	-	47,040
Obligation under capital lease [note 9b]	29,600	25,550
Other long-term liabilities [note 6]	66,677	10,658
	2,021,775	1,930,777
SHAREHOLDERS' EQUITY [note 7]		
Capital stock	1,837,253	1,431,015
Warrants	15,686	15,686
Contributed surplus	11,897	9,357
Deficit	(49,223)	(12,453)
	1,815,613	1,443,605
	3,837,388	3,374,382

Commitments [note 9]

See accompanying notes to the consolidated financial statements

Sid W. Dykstra, Director

Robert G. Puchniak, Director

January 22, 2008

Consolidated Statements of Loss, Comprehensive Loss and Deficit

OPTI Canada Inc.

Years ended December 31 Thousands of dollars, except per share amounts	2007	2006
	$	$
Interest income	13,303	10,400
Expenses		
General and administrative	14,206	10,027
Financing charges	11,927	–
Unrealized loss on commodity contracts	3,779	–
Amortization and accretion	2,011	22,291
	31,923	32,318
Loss before taxes	(18,620)	(21,918)
Income taxes		
Capital taxes	–	(14)
Future tax recovery (note 5)	(9,134)	(11,688)
	(9,134)	(11,702)
Net loss and comprehensive loss	(9,486)	(10,216)
Deficit – beginning of year	(12,453)	(2,237)
Adoption of new accounting policy (note 2o)	(27,284)	–
Deficit – beginning of year as restated	(39,737)	(2,237)
Deficit – end of year	(49,223)	(12,453)
Loss per share, basic and diluted	(0.05)	(0.06)

See accompanying notes to the consolidated financial statements

Consolidated Statement of Cash Flows

OPTI Canada Inc.

Years ended December 31 Thousands of dollars	2007	2006
	$	$
Cash provided by (used in)		
Operating activities		
Net loss and comprehensive loss	(9,486)	(10,216)
Items not affecting cash		
Amortization and accretion expense	2,011	22,291
Stock-based compensation expense	1,356	1,014
Unrealized loss on commodity contracts	3,779	–
Future tax recovery	(9,134)	(11,688)
	(11,474)	1,401
Asset retirement costs incurred	(24)	(22)
Financing charges	11,927	–
Net change in non-cash working capital	4,496	(2,060)
	4,925	(681)
Financing activities		
Increase in long-term debt	930,700	2,486,284
Repayments of long-term debt	(612,820)	(836,000)
Proceeds from share issuances	428,972	55,278
Deferred financing charges	-	(40,392)
Share issue costs	(16,768)	(914)
Financing charges	(11,927)	-
Net change in non-cash working capital	(4,793)	5,553
	713,364	1,669,809
Investing activities		
Property, plant and equipment additions	(1,108,367)	(1,108,798)
Settlement of interest rate swap	(2,201)	–
Decrease in short-term investments	37,097	12,741
Decrease (increase) in interest reserve account	102,626	(270,109)
Net change in non-cash working capital	30,837	24,962
	(940,008)	(1,341,204)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(4,443)	3,076
Increase (decrease) in cash	(226,162)	331,000
Cash and cash equivalents – beginning of year	536,666	205,666
Cash and cash equivalents – end of year	310,504	536,666

See accompanying notes to the consolidated financial statements

Years ended December 31, 2007 and 2006
Tabular amounts in thousands of dollars, expect as noted

1 SUMMARY OF OPERATIONS

OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC). OPTI's primary activity is the Long Lake Project (the Project), in which OPTI has a 50 percent working interest.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These statements include the accounts of OPTI and its wholly owned subsidiaries and are presented in accordance with Canadian generally accepted accounting principles.

b) Property, plant and equipment

i) Petroleum and natural gas properties

OPTI follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-productive properties, costs of drilling both productive and non-productive wells, costs of testing the bitumen upgrading process and related overhead pre-operating charges. The capitalized costs, less undeveloped land costs, are depleted using the unit-of-production method based upon estimated proved reserves before royalties. To date, no depletion has been recorded as commercial operations have not commenced.

Impairment is recognized if the carrying amount of the property, plant and equipment (PP&E) exceeds the sum of the undiscounted cash flows expected to result from proved reserves (ceiling test). Cash flows are calculated based on an estimate of future prices. In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of the PP&E exceed the net present value of future cash flows from proved plus risked probable reserves. The risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of OPTI's future cash flows would be recorded as a permanent impairment. The cost of unproved properties and major development projects are excluded from the ceiling test calculation and subject to a separate impairment test. In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of the PP&E exceed the net present value of future cash flows. Management has reviewed the valuation of the Long Lake Project and other oil sands properties and estimates that the fair market value of these properties exceeds their carrying amount.

Operating costs, net of revenues in relation to activities that are considered to be in the development stage, are capitalized. Judgement is required to determine whether operations are in the development stage. The factors considered include, whether commercially viable production levels have been achieved, whether the plant is producing a saleable product, whether the plant is operating at pre-determined operating levels in relation to commercial operations or other factors as circumstances warrant. Once the operations are no longer considered development stage, revenue is recognized and operating costs are recorded in earnings during the year.

Proceeds from the sale of oil and gas properties reduce PP&E, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

ii) Asset retirement obligations

OPTI recognizes the fair value of the liability for asset retirement obligations in the period it is incurred with a corresponding increase to the carrying amount of the related asset. The initial obligation recognized is accreted over time until the future period in which the obligation is settled. The related asset will be amortized over its estimated useful life using straight line or the unit of production method once commercial operations commence.

iii) Corporate office assets

Corporate office assets are recorded at cost less accumulated amortization which is calculated using the declining balance method at rates of 30 percent to 50 percent per annum.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Property, plant and equipment (continued)

iv) Capitalized interest

Prior to the commencement of commercial operations, OPTI capitalizes interest costs in relation to its long-term debt for major development projects.

v) Foreign currency translation

Monetary assets and liabilities are translated at exchange rates in effect on the balance sheet date. Other assets and related depreciation, depletion and amortization, other liabilities and expenses are translated at rates in effect at the date of the transaction. Prior to the commencement of commercial operations, OPTI capitalizes foreign exchange gains or losses in relation to the revaluations of its US dollar (USD) denominated cash and cash equivalents and long-term debt used for major development projects. Exchange gains and losses resulting from operating activities are included in earnings.

c) Joint venture

A significant portion of OPTI's activities are conducted within a joint venture. The accounts reflect OPTI's proportionate interest in such activities.

d) Cash and cash equivalents

Cash and cash equivalents include cash, and money market instruments that carry terms less than 91 days at the date of investment.

e) Short-term investments

Short-term investments include money market investments with maturities greater than 90 days and are carried at amortized cost.

f) Deferred financing charges

During 2006, OPTI capitalized costs in relation to its long-term debt and amortized such costs over the term of the related debt. Effective January 1, 2007, OPTI adopted section 3855 "Financial Instruments – Recognition and Measurement" (see note 2o) and charged $38 million of deferred financing charges, net of taxes of $11 million, to opening deficit. As a result of this change in accounting policy, debt financing costs are expensed as incurred.

g) Leases

Leases that transfer substantially all the benefits, risks and rewards of ownership to OPTI are recorded as capital leases and classified as PP&E with a corresponding increase to obligations under capital leases. Amortization will be recorded upon commencement of commercial operations. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred. Prior to the commencement of commercial operations, OPTI capitalizes operating lease payments.

h) Income taxes

OPTI uses the liability method of accounting for income taxes. Future tax assets and liabilities are recognized based on differences in the financial statement carrying amount for assets and liabilities and the associated tax balance. Future taxes are measured based on substantially enacted tax rates in the period in which the temporary differences are expected to be realized or settled. If there is uncertainty in the realization of a tax asset, a valuation allowance reduces or eliminates the tax asset that is recorded.

i) Flow-through shares

Tax deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced, with a corresponding increase to the future tax liability, by the estimated cost of the tax deductions when such deductions are renounced to the investors.

j) Stock-based compensation plans

Stock options granted to directors, officers, employees and consultants are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date using the Black-Scholes option pricing model. Compensation cost is either expensed or capitalized over the vesting period with a corresponding increase in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

k) Loss per share

Loss per share is calculated using net earnings or loss and the weighted average number of common shares outstanding during the year. For the year ended December 31, 2007, the weighted average number of common shares of all classes outstanding is 177.4 million (December 31, 2006 – 169.6 million) and diluted is 181.6 million (December 31, 2006 – 174.8 million). OPTI uses the treasury stock method of calculating diluted earnings or loss per common share. There is no difference in the loss per share for basic or diluted.

l) Use of estimates

The preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date. Actual results could differ from those estimated.

The estimate of the percentage of completion of various projects at the financial statement date affects PP&E additions and the related accrued liability. Various estimates are required in consideration of impairment of costs capitalized for the Long Lake Project and other resource assets. Consideration of impairment includes estimates relating to overall Project costs, future cash flows, regulatory approval, Project timing, commodity prices, the general economic environment, and the ability to finance future activities through the issuance of debt or equity.

The estimate related to asset retirement obligations requires estimates of the amount and timing of future abandonment liabilities, inflation, and interest rates. The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance. Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities. The fair value of the commodity contracts and cross currency swaps are calculated using valuation models that require estimates as to future market prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements for current and future periods could be significant.

m) Interest reserve account

Cash is considered to be restricted when its availability is limited to a specified purpose. At December 31, 2007, OPTI's restricted cash balance is connected with the Senior Secured Notes. The loan agreements require OPTI to maintain an account to fund anticipated interest payments through to December 2008.

n) Capitalized cross currency swap gain or loss

Prior to the commencement of commercial operations, OPTI capitalizes to PP&E gains or losses in relation to the fair market valuation of its cross currency swaps which have not been designated for hedge accounting.

o) New standards

On January 1, 2007, OPTI adopted the Canadian Institute of Chartered Accountants (CICA) handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges." These standards result in changes in the accounting for financial instruments and hedges as well as introduce comprehensive income as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o) New standards (continued)

i) Comprehensive income

Comprehensive income is comprised of net earnings or loss and other comprehensive income (OCI). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in the fair market value of derivative instruments designated as cash flow hedges. OPTI does not currently have any transactions that give rise to OCI, therefore OPTI's net loss and comprehensive loss are the same amount.

ii) Equity

This section establishes the standards for presentation of equity and changes in equity during the period. The section requires separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI is included in the consolidated balance sheet as a separate component of shareholders' equity.

iii) Financial instruments

This section establishes standards for the recognition and measurement of financial instruments, which is comprised of financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is a part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivatives must be accounted for as a separate financial instrument. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair-value and are subsequently accounted for based on one of five classifications: held for trading, held-to-maturity, other financial liabilities, loans and receivables or available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired.

A) Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in the fair value included in earnings.

Currently, OPTI's commodity contracts and cross currency interest rate swaps are derivatives and accounted for as held for trading financial instruments and are recorded at fair value.

B) Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed maturity that OPTI has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are included in earnings. All of OPTI's cash equivalents, short-term investments and the interest reserve account are designated as held-to-maturity investments.

The fair values of cash equivalents, short-term investments and the interest reserve account approximate their carrying value due to their short-term nature.

C) Other financial liabilities

Items classified as other financial liabilities on OPTI's financial statements are accounted for at amortized cost using the effective interest method. Any gains or losses in the realization of other financial liabilities are included in earnings.

The fair value of the Senior Secured Notes is approximately USD $1,723 million (Canadian $1,708 million).

o) New standards (continued)

iii) Financial instruments (continued)

D) Loans and receivables

Items classified as loans and receivables in OPTI's financial statements are accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

E) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is included in earnings.

OPTI has not designated any financial instruments as available-for-sale assets.

Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

All guarantees upon inception are required to be recognized on the balance sheet at their fair value. No subsequent re-measurement is required to fair value each guarantee at each subsequent balance sheet date unless the guarantee is considered a derivative.

Effective January 1, 2007, transaction costs relating to all financial instruments are expensed as incurred. As a result, $38 million of deferred financing costs, net of taxes of $11 million, have been charged to opening deficit.

iv) Hedges

Hedge accounting is optional and OPTI may designate any qualifying hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the derivative financial instrument is recorded on the balance sheet at fair-value and changes in fair value of the derivative instrument are included in earnings. OPTI has chosen not to designate any of its current hedging instruments as hedges for accounting purposes and has classified them as held for trading assets and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and hedging instrument must be designated and formally documented at the inception of the adoption of hedge accounting. The documentation includes the risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

A) Cash flow hedge

A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized in OCI while any ineffective portion is included in earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are included in earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

B) Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are included in earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedge is amortized into earnings over the remaining term of the hedged item.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p) Future accounting changes

The CICA issued three new accounting standards, section 1535 "Capital Disclosures", section 3862 "Financial Instruments – Disclosures", and section 3863 "Financial Instruments – Presentation". These standards become effective for OPTI in the first quarter of 2008.

Section 1535 requires the disclosure of OPTI's objectives, policies and processes for managing capital. This includes qualitative information regarding OPTI's objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital. These disclosures are based on information that is provided internally to OPTI's key management.

Sections 3862 and 3863 replace section 3861 "Financial Instruments – Disclosure and Presentation" which revises and enhances financial instruments disclosure requirements and leaves unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.

3 PROPERTY, PLANT AND EQUIPMENT

	2007	2006
	$	$
Long Lake Project	**3,027,730**	2,237,646
Other oil sands activities	**294,319**	198,518
Corporate assets	**17,470**	10,646
Asset retirement cost	**7,454**	6,619
Capital lease	**29,600**	25,550
	3,376,573	2,478,979
Accumulated amortization – corporate assets	**(2,665)**	(1,081)
	3,373,908	2,477,898

During the year ended December 31, 2007, OPTI capitalized $5 million (2006 – $6 million) of general and administrative expenses, $130 million (2006 – $47 million) of interest and $235 million of net foreign exchange gains (2006 – $30 million loss). With the exception of corporate assets, no depletion, depreciation or amortization has been recorded as commercial operations have not commenced.

OPTI is engaged in the development of oil sands projects. Since inception, OPTI has been developing the Long Lake Project and proceeding with the development of future phases. OPTI has not earned any significant revenues and is considered to be in the development stage.

	Inception to date 2007	Year ended 2007	Year ended 2006
	$	$	$
Revenue capitalized	**9,624**	–	2,758
Operating results capitalized	**(70,449)**	(36,995)	(9,846)
Standby charges capitalized	**(31,607)**	(3,491)	(8,383)
Foreign exchange gain (loss) capitalized	**205,307**	235,164	(29,857)
Cross currency and interest rate swap capitalized	**(61,808)**	(56,982)	(4,826)
Capitalized future tax	**13,109**	13,109	-

4 LONG TERM DEBT

OPTI's long-term debt consists of the following:

	2007	2006
	$	$
Senior Secured Notes [a]	**1,734,775**	1,165,300
Revolving Credit Facility [b]	**–**	–
Term Loan B Debt Facility [c]	**–**	524,385
	1,734,775	1,689,685

a) Senior Secured Notes

OPTI has USD $1,000 million Senior Secured Notes which bear interest at 8.25 percent and mature on December 15, 2014. In connection with these notes, USD $123 million was funded to an interest reserve account for interest payments until December 15, 2008. These notes are collateralized by a second priority security interest on all OPTI's existing and future property. OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings. At any time prior to December 31, 2010, OPTI may redeem these notes at the principal amount, plus the applicable premium and accrued interest and at any time after December 31, 2010 at redemption prices between 104.13 percent and 100 percent of the principal amount.

On July 5, 2007, OPTI completed the issuance of an additional USD $750 million Senior Secured Notes. These notes bear interest at 7.875 percent and mature December 15, 2014. In connection with these notes, OPTI funded USD $85 million to an interest reserve account for interest payments until December 15, 2008. The terms and conditions associated with these notes are substantially the same as the notes described above. OPTI used a portion of the proceeds to repay and cancel the USD $450 million Term Loan B facility.

b) Revolving Credit Facility

OPTI has a $500 million revolving credit facility due December 15, 2011. Amounts drawn under this facility can take the form of prime rate based loans, bankers' acceptances, LIBOR loans or letters of credit. The facility will bear interest at the prime rate, bankers' acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum. This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI. The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project. At December 31, 2007, no amounts were outstanding under this facility.

c) Term Loan B Debt Facility

On July 5, 2007, OPTI repaid and cancelled its USD $450 million Term Loan B facility (TLB). The TLB bore interest at a rate of LIBOR plus 2.0 percent and had a scheduled maturity of May 17, 2013. The TLB was collateralized by a first priority security interest on all present and after acquired property of OPTI.

5 INCOME TAXES

The provision for income taxes reflects an effective tax rate of 49 percent (2006 – 53 percent) which differs from the statutory tax rate of 32 percent (2006 – 35 percent). The reasons for the difference are discussed below.

	2007	2006
	$	$
Recovery based on book earnings	**(5,981)**	(7,562)
Tax rate changes	**(3,588)**	(4,962)
Resource allowance	**–**	486
Stock-based compensation	**435**	350
Large corporation tax	**–**	(14)
Tax recovery	**(9,134)**	(11,702)

5 INCOME TAXES (continued)

Significant components of OPTI's future tax liabilities (assets) are as follows:

	2007	2006
	$	$
Book value in excess of tax value	100,125	62,492
Asset retirement obligation	(1,767)	(1,691)
Benefit of share issuance costs	(15,561)	2,896
Losses for income tax purposes	(84,950)	(16,657)
	(2,153)	47,040

At December 31, 2007, expiry of losses for income tax purposes are $3 million in 2009, $10 million in 2010, $9 million in 2014, $16 million in 2015, $117 million in 2026 and $185 million in 2027.

6 OTHER LONG-TERM LIABILITIES

OPTI's other long-term liabilities consists of the following:

	2007	2006
	$	$
Cross currency interest rate swaps (a)	59,607	–
Asset retirement obligation (b)	7,070	5,832
Interest rate swap (c)	–	4,826
	66,677	10,658

a) Cross currency interest rate swaps

In relation to OPTI's USD Senior Secured Notes, OPTI entered into cross currency interest rate swaps to fix a portion of the USD interest and principal repayment amounts in Canadian dollars. At the maturity date of the notes, the swaps provide for a fixed CAD payment of $928 million in exchange for receipt of USD $875 million in December 2014. The swaps also provide for semi-annual CAD interest payments until December 2014 at a fixed rate of 8.15 percent based on notional CAD $928 million of debt. As a result of the period end fair value revaluation, an unrealized loss of approximately $60 million has been capitalized to PP&E with a corresponding liability established.

b) Asset retirement obligation

OPTI's obligations with respect to asset retirement relate to reclamation of sites and facilities on which the Project operations are situated. The obligation is recognized in the period in which the obligation is incurred based on the estimated future reclamation cost using an average discount rate of 8.0 percent. The total undiscounted future obligation is $149 million.

Continuity Of Asset Retirement Obligation	$
Present value of obligation at January 1, 2006	5,247
New obligations during the year	155
Asset retirement costs incurred	(22)
Accretion expense	452
Present value of obligation at December 31, 2006	5,832
New obligations during the year	835
Asset retirement costs incurred	(24)
Accretion expense	427
Present value of obligation at December 31, 2007	**7,070**

6 OTHER LONG TERM LIABILITIES (continued)

b) Asset retirement obligation (continued)

OPTI estimates its obligations related to drilling activities will be settled over approximately the next 20 years and obligations relating to resource facilities will be settled in approximately 55 years. OPTI's upgrading facilities related to the Project have retirement obligations for which fair value cannot be reasonably determined because the asset currently has an indeterminable useful life. An asset retirement obligation for these assets will be recorded in the period in which the lives of the assets become reasonably determinable.

c) Interest rate swap

During the second quarter of 2007, OPTI cancelled an interest rate swap related to its TLB which was repaid in July 2007. This resulted in a cumulative realized loss of $2 million which has been capitalized to property, plant and equipment.

7 CAPITAL STOCK

a) Authorized

Unlimited number of common shares and preferred shares without nominal or par value.

b) Issued and outstanding

Common shares	Number of shares	Amount
	thousands	$
Balance January 1, 2006	156,776	1,240,854
Issued for cash – flow-through (c)	1,770	40,367
Common share options exercised	1,521	17,341
Warrants exercised	67	1,158
Common shares issued upon conversion (e)	12,550	163,266
Share issue costs		(914)
Tax effect on flow-through shares and share issue costs		(14,393)
Balance – December 31, 2006	172,684	1,447,679
Issued for cash (d)	18,535	352,156
Issued for cash – flow-through (d)	2,430	60,021
Common share options exercised	1,707	18,343
Share issue costs		(16,768)
Tax effect on flow-through shares and share issue costs		(7,514)
Balance December 31, 2007	**195,356**	**1,853,917**
Call obligations – December 31, 2006 and 2007 (g)		(16,664)
Total capital stock – December 31, 2007	**195,356**	**1,837,253**

c) 2006 flow-through share issuance

In November 2006, OPTI issued 1,770,500 flow-through common shares at a price of $22.80 per share for gross proceeds of $40 million.

d) 2007 equity issuance

On November 21, 2007 OPTI issued 18,534,500 common shares at a price of $19.00 per common share and 2,430,000 flow-through common shares at a price of $24.70 per common share for aggregate gross proceeds of $412 million.

CAPITAL STOCK (continued)

e) Preferred share conversion

On January 13, 2006, OPTI announced its intention to redeem 12,550,000 preferred shares issued in 2005. Effective February 15, 2006, all preferred shares were converted into common shares at which time the total of the book value of the preferred shares and the liability portion of the preferred shares were recorded as common shares.

f) Common share stock split

On April 27, 2006, the Company's shareholders approved an amendment to the Articles of Incorporation to divide the issued and outstanding common shares on a two-for-one basis as of June 1, 2006. The number of shares outstanding, related earnings per share, and outstanding option information have been adjusted retroactively to give effect to the split.

g) Call obligations

The call obligations consist of unconditional and irrevocable call options whereby OPTI, at its option, can require a subscription for either a convertible preferred share or a common share for the face amount of the call obligation. OPTI can exercise the call obligations at any time until the earlier of completion of the Long Lake Project and June 30, 2008. There are $202 million of call obligations outstanding. The exercise price per share of the call obligations is $2.20 per share and should OPTI exercise its options, it would result in the issuance of 91.8 million additional common shares and gross proceeds of $202 million.

h) Common share options and common share warrants

There are currently 3,104,000 common share warrants outstanding which entitle the holder to purchase two common shares at a price of $14.75 each and expire on November 30, 2008. Common shares outstanding after giving effect to 7,208,116 common share options and 6,208,000 common shares issuable upon exercise of 3,104,000 warrants would be 208,771,642 at December 31, 2007.

i) Outstanding stock options

OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors. The exercise price of each option is determined by the Board based on the current market price of OPTI's common shares at the date of the grant. Vesting rights are determined at the discretion of the Board. Under OPTI's plans, options vest at the time of grant or over a five-year period. Options currently outstanding expire at dates up to 2017.

Options outstanding	Options	Exercise price per share
	thousands	$
Balance January 1, 2006	7,983	9.40
Granted	1,880	19.54
Forfeited	(206)	15.00
Exercised	(1,521)	9.23
Balance December 31, 2006	8,136	11.69
Granted	1,003	19.58
Forfeited	(224)	15.77
Exercised	(1,707)	9.82
Balance December 31, 2007	**7,208**	**13.03**

7 CAPITAL STOCK (continued)

i) Outstanding stock options (continued)

	Options outstanding			Exercisable options	
Exercise price range	Options	Remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$	thousands	years	$	thousands	$
3.11 to 4.99	264	3.1	3.49	264	3.49
5.00 to 9.99	2,975	2.7	9.05	2,867	9.10
10.00 to 14.99	1,341	6.6	10.96	678	10.97
15.00 to 19.99	1,814	9.3	18.68	197	18.29
20.00 to 23.50	814	8.4	21.29	134	21.14
Balance December 31, 2007	**7,208**	**5.7**	**13.03**	**4,140**	**9.88**

j) Stock-based compensation

During the year ended December 31, 2007, there were 1,002,500 (2006 – 1,880,100) common share options granted which had a total fair value of $7 million (2006 – $13 million). The fair value was calculated at the date of each grant using the following assumptions: a risk free interest rate of 4.0 percent (2006 – 4.1 percent), a term of ten years (2006 – ten years) and an average volatility of 36 percent (2006 – 37 percent). Stock-based compensation costs for the year ended December 31, 2007 are $4 million (2006 – $3 million), of which $1 million is included in general and administrative expenses (2006 – $1 million) and $3 million is included in PP&E (2006 – $2 million).

k) Contributed surplus

The following outlines changes in contributed surplus for the period:

	$
Balance January 1, 2006	9,775
Capitalized stock-based compensation	1,986
Expensed stock-based compensation	1,014
Stock options exercised	(3,418)
Balance December 31, 2006	9,357
Capitalized stock-based compensation	2,732
Expensed stock-based compensation	1,356
Stock options exercised	(1,548)
Balance December 31, 2007	**11,897**

8 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Commodity contracts

OPTI has oil price exposure with respect to future production. OPTI has purchased put options to provide a price floor for a portion of its anticipated 2008 production. During 2007, OPTI purchased put options that provide a USD $50.00 per bbl strike price for 5,500 bbl/d of 2008 oil production. OPTI has not designated these options as an accounting hedge under Canadian GAAP, and accordingly has measured these financial instruments at fair value. Fluctuations in the fair value measurements are included in earnings. At December 31, 2007, the fair value of these options is $0.1 million which is included in PP&E.

8 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

b) Foreign currency risk

Foreign currency risk is the risk that a variation in the exchange rate between Canadian and foreign currencies will affect OPTI's results. OPTI has USD $1,750 million of Senior Secured Notes. OPTI has mitigated translation risk on a portion of this debt by entering into cross currency interest rate swaps on USD $875 million of its USD debt that fixes the USD interest and principal repayments amounts.

c) Cash-flow risk

Cash-flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. OPTI is exposed to cash-flow risk in relation to interest rates on its interest income earned on cash and short-term investments as well as to the extent the changes in market rates will impact future borrowings under the $500 million revolving credit facility.

d) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market interest rates. OPTI is exposed to interest rate risk as the value of the Senior Secured Notes will fluctuate in response to changes in market interest rates.

e) Credit risk

Credit risk is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to OPTI. OPTI's financial instruments that are exposed to credit risk consist primarily of cash and short-term investments, accounts receivable, investments in the interest reserve account, commodity contracts and the cross currency swaps. OPTI mitigates this risk by investing cash and short-term investments with major financial institutions and by having counterparties to the commodity contracts and the cross currency swaps that are investment grade institutions.

9 COMMITMENTS

a) Project commitments

At December 31, 2007, OPTI's share of the total estimated cost at completion of the Long Lake Project is between $2.90 billion and $3.05 billion. OPTI has incurred $2.7 billion in relation to this estimate. OPTI has commitments in connection with contracts and purchase orders of $132 million at December 31, 2007. Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

b) Lease obligations and other commitments

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake site. This agreement is considered to be a capital lease for accounting purposes. Capital lease payments on this agreement for the next five years are as follows:

	$
2008	2,266
2009	4,427
2010	4,427
2011	4,427
2012	4,110
Thereafter	79,709
Total including interest	99,366
Less imputed interest	(69,766)
Total	**29,600**

9 COMMITMENTS (continued)

b) Lease obligations and other commitments (continued)

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty. The initial term of this agreement extends to 2012. OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, available to the Long Lake site. This agreement has an initial term of 25 years. These two pipeline agreements are considered to be operating leases for accounting purposes. During the fourth quarter, OPTI entered into a long-term traffic guarantee agreement with Canadian National Railway Company (CN) under which traffic is moved to and from the Project site by rail and CN invests in upgrades to the Athabasca Northern Railway rail line. The rail line will move, amongst other commodities, sulphur, catalysts, and construction materials to and from the Project site for periods up to 2032. Prior to the commencement of commercial operations, OPTI capitalizes operating lease payments. Operating lease payments on these agreements for the next five years are as follows:

	$
2008	9,319
2009	13,046
2010	14,052
2011	13,581
2012	4,057
Thereafter	41,694
Total	**95,749**

c) Letters of credit

At December 31, 2007, in relation to Phase 2 activities, OPTI and its joint venture partner have supplied irrevocable standby letters of credit issued by major financial institutions. These are in place to indemnify in the event that either party does not perform certain contractual obligations. At December 31, 2007, the outstanding letters of credit are $4 million which expire in 2008 and contain renewal provisions to the end of 2009. In relation to the transportation agreements, OPTI has supplied a letter of credit for $6 million which expires in 2008.

In connection with OPTI's letters of credit, OPTI has pledged security of $10 million of its cash equivalents in an amount equivalent to the total face value of these letters of credit.

10 COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

11 SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	2007	2006
	$	$
Cash taxes paid	–	1,153
Cash interest received	**23,281**	9,289
Cash interest paid	**142,049**	41,483
Non-cash changes to property, plant and equipment	**(206,994)**	66,653
Non-cash changes to capital stock	**(5,966)**	17,978

SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW (continued)

	2007	2006
	$	$
Change in non-cash working capital		
Accounts and other receivables	(6,014)	(505)
Accounts payable and accrued liabilities	36,554	28,960
Net change in non-cash working capital	30,540	28,455
Operating activities	4,496	(2,060)
Financing activities	(4,793)	5,553
Investing activities	30,837	24,962
Net change in non-cash working capital	30,540	28,455



Senior Management

> **Sid Dykstra**

Mr. Dykstra has been the President and Chief Executive Officer of OPTI since June 2001. From June 2000 to March 2001, Mr. Dykstra was the President of Hunt Oil Company of Canada Inc. Mr. Dykstra, a co-founder of Newport Petroleum Corporation, was the President and Chief Operating Officer of Newport from 1997 to 2000, the Executive Vice President of Newport from 1994 to 1997 and the Vice President, Engineering of Newport from 1992 to 1994. From 1980 to 1992, Mr. Dykstra held various positions with Suncor, Inc., was the Manager of Exploitation for Pancontinental Oil Ltd. and was an independent consultant with Maranta Resources Ltd.

Mr. Dykstra is currently a director of Cinch Energy Corp. and a past Governor of the Canadian Association of Petroleum Producers. Mr. Dykstra is a professional engineer in Alberta and holds numerous professional affiliations and memberships.

He holds a B.Sc. in chemical engineering from the University of Alberta and an M.B.A. from Queen's University.

> **James Arnold**

Mr. Arnold is our Chief Operating Officer. Prior to his appointment to this position in October 2005, he was our Vice President, Development since January 2000. During 1999, Mr. Arnold was the General Manager and Reservoir Engineering Manager of Canadian Occidental Petroleum's Heavy Oil Business Unit and during 1998 was the General Manager Facilities (Domestic) of Canadian Occidental Petroleum. Mr. Arnold held various positions with Wascana Energy Inc. (formerly Saskoil) from 1982 to 1997, ranging from Development Engineer to General Manager, Deep/Medium Gas Business Unit.

Mr. Arnold holds, and has held, numerous professional affiliations and memberships with petroleum related organizations and associations.

Mr. Arnold is a professional engineer in Alberta. He holds a B.Sc. in mechanical engineering from the University of Manitoba.

> **Mary Bulmer**

Ms. Bulmer is our Vice President, Human Resources and Corporate Services. She joined us as a consultant in October 2003 and was promoted to her current position in April 2004. From 2000 to 2002, Ms. Bulmer was the Vice President of Human Resources and Corporate Services, Corporate Officer of Hunt Oil Company of Canada Inc., and from 1992 to 2000, Ms. Bulmer was the Director of Human Resources of Koch Petroleum Canada L.P.

Ms. Bulmer holds a M.Sc. in counselling psychology from the University of Calgary and a B.A. (Honours) from the University of Western Ontario.

> **Peter Duda**

Mr. Duda is presently the Vice President, Operations of OPTI. He joined us in 2003 as the General Manager, Upgrader Operations and was promoted to his current position in October 2005. From December 2000 to 2003, Mr. Duda was the Venture Operations Manager of Petrola Hellas S.A. (Greece) and, prior thereto, Mr. Duda held executive and managerial positions as Vice President Manufacturing and a director of Chevron Canada Limited and Alberta Envirofuels from 1997 to 2000, and as General Manager of Alberta Envirofuels from 1992 to 1997.

Mr. Duda currently serves as a member of the Keyano College Board of Governors, and has held positions in the past as vice chair of the Keyano College Foundation and as a director for the Strathcona Industrial Association.

He is a professional engineer in Alberta and British Columbia and holds a B.A.Sc. in mechanical engineering from the University of Alberta.

> Jamey Fitzgibbon

Mr. Fitzgibbon is our Vice President, Resource Development. Prior to his appointment to this position on March 19, 2004, he was our Manager, Resource Development since July 2002. From August 2000 to July 2002, Mr. Fitzgibbon was a Vice-President in Investment Banking at TD Securities Inc. Prior to that, Mr. Fitzgibbon was the Heavy Oil Development Manager at Ranger Oil Limited and held various technical and managerial positions at Ranger Oil, Elan Energy Inc., and Imperial Oil Limited.

Mr. Fitzgibbon is a professional engineer in Alberta and holds, and has held, numerous professional and technical affiliations and memberships.

Mr. Fitzgibbon holds a B.Sc. in chemical engineering from Queen's University and an M.B.A. from the University of Calgary.

> David Halford

Mr. Halford, our Chief Financial Officer, joined OPTI in April 2007. Most recently, Mr. Halford held the position of Vice President and Chief Financial Officer at BA Energy in Calgary. Prior, Mr. Halford was the Chief Financial Officer of Irving Oil, a New Brunswick-based refiner and marketer of petroleum products. Before joining Irving Oil, Mr. Halford was a Partner in the Corporate and Finance group in the Toronto office of Deloitte and Touche LLP.

Mr. Halford is a Chartered Accountant and holds a B.A. from the University of Western Ontario.

> David Schleen

Mr. Schleen is our Vice President, Major Projects. Prior to his appointment to this position in October 2007, he held the position of Project Director. Mr. Schleen joined OPTI in mid-2002 as Area Project Manager Hydrocracker & Sulphur Recovery. Previously, he spent over 20 years with Suncor Energy Inc. in a variety of management and project engineering roles, including Senior Project Manager on the Millennium upgrader.

Mr. Schleen holds a Bachelor of Engineering in Material Science from the University of Western Ontario, and is a professional engineer registered in Alberta.

Board of Directors

> **Yoram Bronicki**

Mr. Bronicki, President and Chief Operating Officer of ORMAT Technologies Inc. since September 2007 and July 2004, respectively, was the Vice President, OrCrude™ Upgrading of OPTI from its inception until June 30, 2004. Mr. Bronicki, a co-inventor of the OrCrude™ process, was a project manager with ORMAT from 1996 to 2000. Mr. Bronicki oversaw and managed the development, design, construction, operations and testing of the one bbl/d OrCrude™ process pilot plant in Israel and the demonstration plant near Cold Lake, Alberta.

Mr. Bronicki holds a B.Sc. in mechanical engineering from the Tel Aviv University and a certificate from the Technion Institute of Management Senior Executives Program.

> **Ian W. Delaney**

Mr. Delaney has been the Executive Chairman of Sherritt International Corporation of Toronto, Ontario since 1995. From 1990 to 1995, Mr. Delaney was the Chairman and Chief Executive Officer of Viridian Inc., a fertilizer company (formerly Sherritt Inc.) acquired by Agrium Inc. in 1996. He was President and CEO of The Horsham Corporation, a holding company, from 1987 to 1990; and President and Chief Operating Officer of Merrill Lynch Canada, a financial management and advisory company, from 1984 to 1987.

Mr. Delaney is a director of EnCana Corporation, a director and Chairman of Dynatec Corporation, a mining company, a director and Chairman of The Westaim Corporation, a technology investment company, and is also a trustee and Chairman of Royal Utilities Income Fund, a coal mining investment fund. He has previously served on a number of boards, including Co-Steel Inc., MacMillan Bloedel Ltd., and GoldCorp Inc.

> **Charles Dunlap**

Mr. Dunlap is Chief Executive Officer and President of Pasadena Refining System Inc., operator of a Houston, Texas-based refinery producing gasoline and diesel fuels with revenues of $2.6 billion in 2006. Mr. Dunlap has served on the board of directors of various publicly traded companies over the past 14 years.

Prior to joining Pasadena Refining, Mr. Dunlap's career included over 30 years of senior management experience, predominantly in the petroleum industry, including executive positions with Crown Central Petroleum Corporation, Pacific Resources Inc., ARCO Petroleum Products Company, and Clark Oil & Refining Corporation.

Mr. Dunlap holds a juris doctor degree from the Saint Louis University School of Law and an undergraduate degree from Rockhurst College.

> **Sid Dykstra**

Mr. Dykstra has been the President and Chief Executive Officer of OPTI since June 2001. From June 2000 to March 2001, Mr. Dykstra was the President of Hunt Oil Company of Canada Inc. Mr. Dykstra, a co-founder of Newport Petroleum Corporation, was the President and Chief Operating Officer of Newport from 1997 to 2000, the Executive Vice President of Newport from 1994 to 1997 and the Vice President, Engineering of Newport from 1992 to 1994. From 1980 to 1992, Mr. Dykstra held various positions with Suncor, Inc., was the Manager of Exploitation for Pancontinental Oil Ltd. and was an independent consultant with Maranta Resources Ltd.

Mr. Dykstra is currently a director of Cinch Energy Corp. and a past Governor of the Canadian Association of Petroleum Producers. Mr. Dykstra is a professional engineer in Alberta and holds numerous professional affiliations and memberships.

He holds a B.Sc. in chemical engineering from the University of Alberta and an M.B.A. from Queen's University.

> **Randall Goldstein**

Mr. Goldstein is currently Chief Executive Officer of OptiSolar Inc. Previously, he was the President of ORMAT Process Technologies, Inc. and was employed by the ORMAT Group of Companies. He is a co-inventor of the OrCrude™ process.

Mr. Goldstein was a co-founder of National Power Company and held the position of Chief Financial Officer of that company from 1991 to 1994. National Power Company is a developer of independent power projects using low value opportunity fuels. Mr. Goldstein was employed by the Harbert Power Group from 1987 to 1991 as Manager of Project Finance. In that capacity he was responsible for business development and financing of independent power projects, including a number of projects fuelled by petroleum coke. Prior to that, Mr. Goldstein was employed by ORMAT Energy Systems Inc. as Manager of Project Finance, responsible for the financing of geothermal power plants.

Mr. Goldstein holds a B.A. in economics from the University of California, Berkeley and a M.Sc. in energy management and policy from the University of Pennsylvania.

> James van Hoften

Dr. van Hoften was most recently a Senior Vice President and Partner at Bechtel Corporation (Bechtel), one of the world's largest engineering, construction, and project management companies. In his 20 years at Bechtel, he held responsibility for some of the world's largest construction projects. Dr. van Hoften is also a former NASA astronaut and flew two Space Shuttle missions. Prior to that, Dr. van Hoften was an assistant professor of civil engineering at the University of Houston.

Dr. van Hoften is currently a director of Flex LNG, a London based LNG shipping and production company. Dr. van Hoften holds a Ph.D. in hydraulic engineering from Colorado State University, and a B.Sc. in civil engineering from the University of California at Berkeley.

> Robert G. Puchniak

Mr. Puchniak has been the Executive Vice President and Chief Financial Officer of James Richardson & Sons, Limited, an investment and holding corporation, since March 2001 and prior thereto, was Vice President, Finance and Investment with James Richardson & Sons, Limited since November 1996. Mr. Puchniak was President and Chief Executive Officer of Tundra Oil & Gas Limited, a private oil and gas corporation, from January 1989 to April 2003.

Mr. Puchniak is a director of a number of public and private corporations including James Richardson International Limited, Tundra Oil & Gas Limited, Value Creation Inc., Richardson Partners Financial Holdings Limited, OptiSolar, Inc., Strad Energy Services Ltd. and Lombard Realty Limited. His past involvements include Director, Western Oil Sands Inc., Petrobank Energy and Resources Ltd., Trident Resources Corp., Moffat Communications Limited and Richland Petroleum Corporation; Chairman, Manitoba Teachers' Retirement Fund; Chairman, Council of Examiners, Institute of Chartered Financial Analysts; and President, Winnipeg Society of Financial Analysts.

Mr. Puchniak holds a B.Comm. (Honours) from the University of Manitoba and was awarded the University Gold Medal for his achievements. He earned a Chartered Financial Analyst designation in 1975.

> Christopher P. Slubicki

Mr. Slubicki was formerly the Vice Chairman of Scotia Waterous. Mr. Slubicki was one of the founders of Waterous & Co., a private global oil and gas investment banking firm, where he was involved in all aspects of the firm's strategic development as Senior Managing Director and Principal. Waterous & Co. was sold to The Bank of Nova Scotia in 2005. Prior to the founding of Waterous, Mr. Slubicki held operations management and engineering positions within the oil and gas industry including Placer CEGO Petroleum Ltd. and Chevron Canada Resources Limited.

Mr. Slubicki holds a Masters of Business Administration from the University of Calgary, a B.Sc. in Mechanical Engineering from Queen's University, and is a professional engineer in Alberta.

> Samuel Spanglet

Mr. Spanglet was most recently the Vice President Operations, Oil Sands and President, Albian Sands Energy Inc. at Shell Canada. There, he oversaw all oilsands operations, including the Scotford Complex and Albian Sands. Previously, he was the general manager of the Scotford Complex, responsible for managing Shell's manufacturing in Western Canada, as well as overseeing the successful integration of a newly constructed upgrader. Mr. Spanglet also held other managerial positions within Shell Canada during his 25 year tenure.

Mr. Spanglet holds a Bachelor of Science in chemical engineering from the Technion Institution of Technology in Haifa, Israel, and is currently a member of the board of directors of ATCO Power.

> James M. Stanford, O.C.

Mr. Stanford is the Chairman of OPTI's board of directors. He is the President of Stanford Resource Management Inc., and retired President, Chief Executive Officer and a director of Petro-Canada, having held those positions from 1993 to 2000. Mr. Stanford served as the President, Chief Operating Officer and a director of Petro-Canada from 1990 to 1993. Prior to joining Petro-Canada in 1978, Mr. Stanford worked with Mobil Oil Canada Ltd. for 19 years in numerous engineering and managerial positions.

Mr. Stanford acts as Chairman of the board for Nova Chemicals Corporation, and sits on the board of directors of EnCana Corporation. Mr. Stanford also serves on a variety of other industry and community organizations.

Mr. Stanford holds an LL.D. (Hon.) and a B.Sc. in petroleum engineering from the University of Alberta and an LL.D. (Hon.) and a B.Sc. in mining from Concordia University. In 2004, he was appointed an Officer of the Order of Canada.



CALGARY OFFICE

OPTI Canada Inc.
Suite 2100
555 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3E7

Telephone: (403) 249-9425
Facsimile: (403) 225-2606

LONG LAKE OFFICE

Long Lake Project
Community Office
224 Stony Mountain Road
Anzac, Alberta
Canada T0P 1J0

Telephone: (780) 334-2850
Facsimile: (780) 334-2860

For more information about OPTI Canada Inc. and the Long Lake Project, please visit these websites:

www.opticanada.com
www.longlake.ca

Exchange Listing
Symbol: OPC
Toronto Stock Exchange

Auditors
PricewaterhouseCoopers LLP
Calgary, Alberta

Solicitors
Macleod Dixon LLP
Calgary, Alberta

Transfer Agent
Valiant Trust Company
Calgary, Alberta

INVESTOR ENQUIRIES

Alison Trollope
Investor Relations Manager

Telephone: (403) 218-4705
Facsimile: (403) 225-2606

ANNUAL MEETING OF SHAREHOLDERS

April 29, 2008
9:00 a.m.
Calgary Telus Convention Centre
South Tower
120 – 9th Avenue S.E.
Calgary, Alberta
T2G 0P3

Cover and text paper:
- elemental chlorine free (ECF)
- 10% post-consumer recycled fibre

Financial paper:
- elemental chlorine free (ECF)
- made with Green-E certified renewable wind-generated electricity

Concept, design and production by Myra Ripley, Perspectives MGM Inc. and Richard Maruk, Ivy Design Inc.
Photography by Kate Kunz and Richard Maruk.
Printed in Canada by Blanchette Press.

END